 Exhibit 99.2
All financial figures are unaudited and presented in Canadian dollars unless noted otherwise. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from Suncor Energy Inc.’s (Suncor or the company) Libya operations, which are presented on an economic basis. Certain financial measures in this document are not prescribed by Canadian generally accepted accounting principles (GAAP). For a description of these non-GAAP financial measures, see the Non-GAAP and Other Financial Measures Advisory section of Suncor’s Management Discussion and Analysis (MD&A) dated November 2, 2022. See also the Advisories section of the MD&A. References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
“As we drive the focus of the company on operational execution, we delivered $4.5 billion in adjusted funds from operations in the third quarter, the second highest in the company’s history, driven by strong refinery throughput in the downstream, delivery of solid upstream production as we executed planned maintenance, consistent with what we have previously communicated, and a solid business environment,” said Kris Smith, Interim President and Chief Executive Officer. “Those strong operating cash flows, as well as proceeds from asset dispositions in the quarter, supported the execution of our capital allocation strategy. We returned approximately $1.7 billion of value to shareholders during the third quarter, and the recently completed debt tender of approximately $3.6 billion represents structural long-term debt reduction.”
(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

(2)
Excludes capitalized interest for all periods presented. Excludes capital expenditures related to assets held for sale of  $19 million in the first quarter of 2022, $36 million in the second quarter of 2022 and $38 million in the third quarter of 2022.

(3)
Share repurchases per share are calculated as total share repurchases divided by the weighted average number of shares outstanding for the applicable period.

•
Adjusted funds from operations(1)(2) increased to $4.473 billion ($3.28 per common share) in the third quarter of 2022, compared to $2.641 billion ($1.79 per common share) in the prior year quarter. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.449 billion ($3.26 per common share) in the third quarter of 2022, compared to $4.718 billion ($3.19 per common share) in the prior year quarter.

•
Adjusted operating earnings(1)(2) increased to $2.565 billion ($1.88 per common share) in the third quarter of 2022, compared to $1.043 billion ($0.71 per common share) in the prior year quarter. The company had a net loss of  $609 million ($0.45 per common share) in the third quarter of 2022, compared to net earnings of  $877 million ($0.59 per common share) in the prior year quarter. The net loss in the third quarter of 2022 included a non-cash impairment charge of  $3.397 billion against the company’s share of the Fort Hills assets, a $723 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt recorded in financing expenses and a $866 million income tax recovery related to the items noted.

•
Oil Sands generated $3.257 billion in adjusted funds from operations(3) in the third quarter of 2022, compared to $1.745 billion in the prior year quarter. Production from the company’s Oil Sands assets was 646,000 barrels per day (bbls/d) in the third quarter of 2022, compared to 605,100 bbls/d in the prior year quarter. Production in the current period reflects increased production at Oil Sands Base due to decreased planned maintenance activities in the current quarter, increased production at Fort Hills and the impact of planned turnaround activities at Syncrude.

•
In the third quarter of 2022, reliable operations resulted in refinery crude throughput of 466,600 bbls/d and utilization of 100%, compared to 460,300 bbls/d and 99%, respectively, in the prior year quarter. The company leveraged its extensive domestic sales network and export channels to achieve refined product sales of 577,300 bbls/d, compared to 551,500 bbls/d in the prior year quarter. As a result, Refining and Marketing (R&M) generated approximately $1.8 billion in adjusted funds from operations(3), excluding the impacts of a first-in, first-out (FIFO) inventory valuation loss(4) of  $585 million, compared to approximately $1.0 billion of adjusted funds from operations in the prior year quarter, excluding the impacts of a $91 million FIFO gain.

•
In the third quarter of 2022, Suncor continued to deliver on its strategy of growing shareholder returns, returning approximately $1.7 billion of value to its shareholders through approximately $1.0 billion in share repurchases and $638 million of dividends, compared to approximately $1.0 billion in the prior year quarter through $704 million in share repurchases and $309 million of dividends. As at October 31, 2022, since the start of the year, the company has repurchased approximately $4.6 billion of its common shares, representing approximately 104.7 million common shares at an average share price of $44.01 per common share, or the equivalent of 7.3% of its common shares as at December 31, 2021.

•
In support of its debt reduction and annual capital allocation targets, the company reduced net debt(1) by approximately $1.8 billion in the third quarter of 2022, excluding the impact of a $723 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt.

•
Subsequent to the quarter, Suncor executed a debt tender offer and, as a result, repaid approximately $3.6 billion of its various notes below par. This structural reduction of long-term debt was executed during opportunistic market conditions and demonstrates the company’s confidence in its business and commitment to reducing net debt.

•
In alignment with Suncor’s strategy to maximize value through its core business, the company continues to optimize and streamline its portfolio. In the third quarter of 2022, the company completed the sale of its Exploration and Production (E&P) assets in Norway. Subsequent to the third quarter of 2022, the company reached an agreement for the sale of its wind and solar assets for gross proceeds of approximately $730 million, before closing adjustments and other closing costs, which is expected to be completed in the first quarter of 2023. The sale process for the company’s U.K. E&P portfolio is progressing, with a sale anticipated to close within the next twelve months.

•
Subsequent to the third quarter of 2022, Suncor entered into an agreement, subject to regulatory approval and other closing conditions, to acquire Teck Resources Limited (Teck) 21.3% working interest in Fort Hills Energy L.P. (Fort Hills) and its associated sales and logistics agreements for $1.0 billion, before closing adjustments and other closing costs, bringing the total aggregate working interest of Suncor and its affiliate to 75.4%. The transaction meets Suncor’s return objectives and builds upon the company’s strategy to optimize its portfolio around its core assets. The transaction is expected to close in the first quarter of 2023.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

(2)
Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were restated.

(3)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of the MD&A for a discussion on income taxes.

(4)
The estimated impact of the last-in, first-out (LIFO) method is a non-GAAP financial measure. FIFO inventory valuation includes the impact of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

2   2022 Third Quarter   Suncor Energy Inc.

Financial Results
Adjusted Operating Earnings
Suncor’s adjusted operating earnings increased to $2.565 billion ($1.88 per common share) in the third quarter of 2022, compared to $1.043 billion ($0.71 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations, reflecting the improved business environment in the current quarter, and higher upstream production. The increase in adjusted operating earnings was partially offset by increased income taxes, royalties and operating expenses in the current quarter. The increase in operating expenses was primarily related to a significant increase in commodity input costs, increased maintenance and higher costs associated with increased Oil Sands production. Adjusted operating earnings were also impacted by a weakening in benchmark pricing during the current quarter, compared to a strengthening in benchmark pricing in the prior year quarter, resulting in a FIFO inventory valuation loss partially offset by a realization of intersegment profit in the third quarter of 2022, compared to a FIFO inventory valuation gain partially offset by a deferral of intersegment profit in the third quarter of 2021.
Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

(2)
All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

(3)
The bridge factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and the realized portion of commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Net Earnings
The company had a net loss of  $609 million ($0.45 per common share) in the third quarter of 2022, compared to net earnings of $877 million ($0.59 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings discussed above, the net loss for the third quarter of 2022 included a non-cash impairment of  $3.397 billion against the company’s share of the Fort Hills assets, a $723 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt recorded in financing expenses, the recognition of  $147 million of insurance proceeds related to the company’s assets in Libya recorded in other income (loss), a $65 million foreign exchange loss related to the sale of the company’s share of its E&P assets in Norway, a $7 million unrealized gain on risk management activities recorded in other income (loss) and an $857 million income tax recovery related to the items noted. Net earnings in the prior year quarter included a $282 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a non-cash impairment reversal of  $221 million against the company’s share of the Terra Nova assets, an $80 million loss for the early repayment of long-term debt, a $22 million unrealized loss on risk management activities recorded in other income (loss) and a $3 million income tax expense related to the items noted.
2022 Third Quarter   Suncor Energy Inc.   3

Adjusted Operating Earnings Reconciliation(1)
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Net (loss) earnings	(609)	877	6 336	2 566

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	723	282	929	(88)

Unrealized (gain) loss on risk management activities	(7)	22	(101)	8

Asset impairment (reversal)	3 397	(221)	2 752	(221)

Recognition of insurance proceeds	(147)	—	(147)	—

Loss on significant disposal	65	—	65	—

Restructuring charge	—	—	—	168

Loss on early repayment of long-term debt	—	80	—	80

Income tax (recovery) expense on adjusted operating earnings adjustments	(857)	3	(700)	(2)
Adjusted operating earnings(1)	2 565	1 043	9 134	2 511

(1)
Adjusted operating earnings is a non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

Adjusted Funds from Operations and Cash Flow Provided by Operating Activities
Adjusted funds from operations increased to $4.473 billion ($3.28 per common share) in the third quarter of 2022, compared to $2.641 billion ($1.79 per common share) in the prior year quarter. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings noted above.
Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.449 billion ($3.26 per common share) for the third quarter of 2022, compared to $4.718 billion ($3.19 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a use of cash associated with the company’s working capital balances in the third quarter of 2022, compared to a significant source of cash in the prior year quarter. The source of cash in the prior year quarter was primarily due to an increase in accounts payable and accrued liabilities and the receipt of the company’s 2020 federal income tax refund.
Operating Results
Suncor’s total upstream production increased to 724,100 barrels of oil equivalent per day (boe/d) in the third quarter of 2022, compared to 698,600 boe/d in the prior year quarter, reflecting increased production from the company’s Oil Sands assets, which was partially offset by decreased production from the company’s E&P assets.
The company’s non-upgraded bitumen production increased to 240,900 bbls/d in the third quarter of 2022, compared to 199,600 bbls/d in the third quarter of 2021, primarily due to increased production from Fort Hills. Production from the company’s In Situ assets in the third quarter of 2022 was comparable to the prior year quarter. At Fort Hills, as the company begins the execution of its mine improvement plan, reduced volumes are expected in the fourth quarter of 2022, as well as into the first quarter of 2023.
The company’s net synthetic crude oil production was 405,100 bbls/d in the third quarter of 2022, comparable to 405,500 bbls/d in the third quarter of 2021. Production at Syncrude in the third quarter of 2022 was impacted by planned turnaround activities, resulting in upgrader utilization of 67%, compared to 91% in the prior year quarter. At Oil Sands Base, upgrader utilization increased to 80%, compared to 66% in the prior year quarter, reflecting lower planned maintenance activities in the current quarter, as the prior year quarter was impacted by a significant planned turnaround at Upgrader 2. Subsequent to the quarter, the company successfully completed its turnaround activities.
E&P production during the third quarter of 2022 was 78,100 boe/d, compared to 93,500 boe/d in the prior year quarter. The decrease in production was primarily due to the sale of the company’s working interest in the Golden Eagle Area Development in the fourth quarter of 2021, the impact of planned turnaround activities at Hibernia in the third quarter of 2022, and natural declines, partially offset by increased production from Norway.
Refinery crude throughput was 466,600 bbls/d and refinery utilization was 100% in the third quarter of 2022, compared to 460,300 bbls/d and 99% in the prior year quarter, reflecting strong utilizations across all refineries in both periods. Refined product sales in the third quarter of 2022 increased to 577,300 bbls/d, compared to 551,500 bbls/d in the prior year quarter. The increase
4   2022 Third Quarter   Suncor Energy Inc.

in refined product sales reflected increased demand in the current period, combined with the company’s ability to leverage its extensive domestic sales network and export channels.
“Strong operations at our refining assets resulted in the third highest crude throughput in our company’s history, and contributed to strong refined product sales during the quarter,” said Smith. “Increased utilization of the interconnecting pipelines helped to minimize the impact of significant planned upstream turnaround activities in the third quarter. All major planned maintenance on our assets has been completed early in the fourth quarter, and we remain focused on safe, reliable operations.”
The company’s total operating, selling and general expenses were $3.075 billion in the third quarter of 2022, compared to $2.768 billion in the prior year quarter. The increase was mainly due to a significant increase in commodity input costs, including higher natural gas prices, increased maintenance and higher costs associated with increased Oil Sands production. The company’s exposure to higher natural gas costs is partially mitigated by revenue from power sales that is recorded in operating revenues.
Strategy Update
Suncor’s top priority is improving its safety and operational performance. The company’s ability to deliver on its operational excellence priorities and drive improved operating performance, by operating safely, reliably and efficiently, is underpinned by Suncor’s value of safety above all else. Suncor aims to further grow its profitability by focusing the company’s capital investments on high-value cash flow initiatives that support its incremental free funds flow targets, while continuing to adjust and streamline its portfolio to optimize its base business.
The company has made disciplined decisions to adjust and streamline its portfolio to enable greater fit and focus of its portfolio. During the third quarter of 2022, the company completed the sale of its E&P assets in Norway for gross proceeds of approximately $430 million, before closing adjustments and other closing costs. Subsequent to the third quarter of 2022, the company reached an agreement for the sale of its wind and solar assets for gross proceeds of approximately $730 million, before closing adjustments and other closing costs. The sale is pending regulatory approval, and is expected to be completed in the first quarter of 2023. The sale process for the company’s U.K. E&P portfolio is progressing, with a sale anticipated to close within the next twelve months. The company is also undertaking a strategic review of its downstream retail business with the goal of unlocking long-term value. The strategic review is expected to be completed in the fourth quarter of 2022, at which time an update will be provided.
Subsequent to the third quarter of 2022, Suncor entered into an agreement, subject to regulatory approval and other closing conditions, to acquire Teck’s 21.3% working interest in Fort Hills and its associated sales and logistics agreements for $1.0 billion, before closing adjustments and other closing costs, bringing the total aggregate working interest of Suncor and its affiliate to 75.4%. The transaction meets Suncor’s return objectives, providing long-term value for the company by adding approximately 40,000 bbls/d of bitumen production capacity, and builds upon the company’s strategy to optimize its portfolio around its core assets. The transaction is expected to close in the first quarter of 2023.
"We continue to optimize and streamline our portfolio to concentrate our efforts on, and drive value from, our core business. We have completed our Norway asset sale, have reached an agreement for the sale of our wind and solar assets and are progressing the sale of our U.K. E&P portfolio," said Smith. " The acquisition of additional interest in Fort Hills is a strategic fit with our focus on core assets, and underscores our confidence in the long-term value of the Fort Hills project.”
The company is committed to allocating excess funds in accordance with its capital allocation framework; strengthening its balance sheet through debt reductions and maximizing shareholder returns. In the third quarter of 2022, the company returned approximately $1.7 billion of value to its shareholders through approximately $1.0 billion in share repurchases and the payment of  $638 million of dividends. The company also reduced net debt by approximately $1.8 billion in the third quarter of 2022, excluding the impact of a $723 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt. Net debt was $14.584 billion as at the end of the third quarter, reflecting the achievement of the company’s 2025 targeted net debt range of  $12 billion to $15 billion. As at September 30, 2022, since the beginning of the year, the company has reduced net debt by approximately $2.5 billion, excluding the impact of a $929 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt. The company remains on track with its previously articulated capital allocation framework, and depending on the business environment, expects to increase its share buyback allocation to 75% by the end of the first quarter of 2023.
Subsequent to the third quarter of 2022, the company executed a debt tender offer and, as a result, repaid approximately $3.6 billion of its various notes below par. This significant structural long-term debt reduction, which was executed during opportunistic market conditions, advances the company’s debt reduction and annual capital allocation targets, and is expected to reduce long-term financing costs and provide ongoing balance sheet flexibility.
As at October 31, 2022, since the start of the year, the company has repurchased approximately $4.6 billion of its common shares, representing approximately 104.7  million common shares, or the equivalent of 7.3% of its common shares as at December 31, 2021.
2022 Third Quarter   Suncor Energy Inc.   5

“We are allocating excess funds in accordance with our capital allocation framework, returning value to our shareholders through shareholder returns of  $1.7 billion in the third quarter, and strengthening our balance sheet,” said Smith. “The recent execution of the debt tender offer, during opportunistic market conditions, and our decision to significantly upsize the offer to $3.6 billion demonstrates confidence in our business and our commitment to reducing net debt.”
The company continues to advance a number of strategic initiatives that are expected to contribute to its incremental free funds flow target through increased revenue and reductions in operating costs, capital expenditures and reclamation spending. The company expects to achieve an additional approximately $400 million of incremental free funds flow(1) by the end of 2022, building on the incremental $465 million achieved in 2021, through the implementation of digital, process and technology initiatives. The operating cost portion of the savings generated from these improvement initiatives is helping to offset inflationary pressures and increased mining costs in the company’s Oil Sands business. The company continues to progress towards realizing $100 million of annual gross synergies for the Syncrude joint venture owners in 2022, with an additional $200 million of annual gross synergies expected to be realized through 2023-2024.
In E&P Canada, investment in the Terra Nova Floating, Production, Storage and Offloading facility related to the Asset Life Extension Project is ongoing and the asset is anticipated to sail back to Canada later in the fourth quarter of 2022, for a safe return to production in early 2023.
Reducing greenhouse gas emissions is a key component of the company’s business strategy and long-term vision. In support of Suncor’s ambition to be net-zero by 2050, the company has continued to work collaboratively with industry peers through the Pathways Alliance and also with Federal and Provincial governments. Significant progress has been achieved to progress the Alliance’s foundational carbon capture project, which is an essential part of the path to net-zero.
Corporate Guidance
Suncor has updated its full-year business environment outlook assumptions for Brent Sullom Voe from US$101.00/bbl to US$103.00/bbl, WTI at Cushing from US$97.00/bbl to US$95.00/bbl, WCS at Hardisty from US$80.00/bbl to US$77.00/bbl, New York Harbor 2-1-1 crack from US$41.50/bbl to US$48.00/bbl, AECO-C Spot from $5.90/GJ to $5.00/GJ and the Cdn$/US$ exchange rate from 0.78 to 0.77 due to changes in key forward curve pricing for the remainder of the year.
The company has also updated its full-year U.K. statutory tax rate range from 37% – 42% to 47% – 52% due to the enactment of the UK Energy Profits Levy in the third quarter of 2022.
For further details and advisories regarding Suncor’s 2022 corporate guidance, see www.suncor.com/guidance.
Measurement Conversions
Certain natural gas volumes in this document have been converted to boe on the basis of one bbl to six mcf. See the Advisories section of the MD&A.
(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

6   2022 Third Quarter   Suncor Energy Inc.

Management’s Discussion and Analysis
November 2, 2022
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta, Canada. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric Highway™, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).
For a description of Suncor’s segments, refer to Suncor’s Management’s Discussion and Analysis (MD&A) for the year ended December 31, 2021, dated February 23, 2022 (the 2021 annual MD&A).
This MD&A, for the three and nine months ended September 30, 2022, should be read in conjunction with Suncor’s unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2022, Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2021, and the 2021 annual MD&A.
Additional information about Suncor filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including quarterly and annual reports and Suncor’s Annual Information Form dated February 23, 2022 (the 2021 AIF), which is also filed with the SEC under cover of Form 40-F, is available online at www.sedar.com, www.sec.gov and on our website at www.suncor.com. Information contained in or otherwise accessible through our website does not form part of this MD&A, and is not incorporated into this document by reference.
Suncor Energy Inc. has numerous direct and indirect subsidiaries, partnerships and joint arrangements (collectively, affiliates), which own and operate assets and conduct activities in different jurisdictions. The terms “we”, “our”, “Suncor”, or “the company” are used herein for simplicity of communication and only mean there is an affiliation with Suncor Energy Inc., without necessarily identifying the specific nature of the affiliation. The use of such terms in any statement herein does not mean they apply to Suncor Energy Inc. or any particular affiliate, and does not waive the corporate separateness of any affiliate. For further clarity, Suncor Energy Inc. does not directly operate or own assets in the U.S.
2022 Third Quarter   Suncor Energy Inc.   7

Management’s Discussion and Analysis
1. Advisories
Basis of Presentation
Unless otherwise noted, all financial information has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), which is within the framework of International Financial Reporting Standards (IFRS) as issued by the IASB.
All financial information is reported in Canadian dollars, unless otherwise noted. Production volumes are presented on a working-interest basis, before royalties, except for production volumes from the company’s Libya operations, which are presented on an economic basis.
References to Oil Sands operations exclude Suncor’s interests in Fort Hills and Syncrude.
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.
Non-GAAP and Other Financial Measures
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in return on capital employed (ROCE) and ROCE excluding impairments, price realizations, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, free funds flow, net debt, total debt, last-in, first-out (LIFO) inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. Adjusted operating earnings (loss) is defined in the Non-GAAP and Other Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A. Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs and LIFO inventory valuation methodology are defined in the Non-GAAP and Other Financial Measures Advisory section of this MD&A and reconciled to the most directly comparable GAAP measures in the Segment Results and Analysis section of this MD&A. Adjusted funds from (used in) operations, ROCE, ROCE excluding impairments, price realizations, free funds flow, net debt, total debt, refining and marketing gross margin, and refining operating expense are defined and reconciled, where applicable, to the most directly comparable GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of this MD&A.
Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were restated.
Risk Factors and Forward-Looking Information
The company’s business, reserves, financial condition and results of operations may be affected by a number of factors, including, but not limited to, the factors described within the Forward-Looking Information section of this MD&A. This MD&A contains forward-looking information based on Suncor’s current expectations, estimates, projections and assumptions. This information is subject to a number of risks and uncertainties, including those discussed in this MD&A, the 2021 annual MD&A and Suncor’s other disclosure documents filed with Canadian securities regulatory authorities and the SEC, many of which are beyond the company’s control. Users of this information are cautioned that actual results may differ materially. Refer to the Forward-Looking Information section of this MD&A for information on the material risk factors and assumptions underlying our forward-looking information contained in this MD&A.
Measurement Conversions
Certain crude oil and natural gas liquids volumes have been converted to mcfe on the basis of one bbl to six mcf. Also, certain natural gas volumes have been converted to boe or mboe on the same basis. Any figure presented in mcfe, boe or mboe may be misleading, particularly if used in isolation. A conversion ratio of one bbl of crude oil or natural gas liquids to six mcf of natural gas is based on an energy-equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, conversion on a 6:1 basis may be misleading as an indication of value.
Common Abbreviations
For a list of abbreviations that may be used in this MD&A, refer to the Common Abbreviations section of this MD&A.
8   2022 Third Quarter   Suncor Energy Inc.

2. Third Quarter Highlights
•
Third quarter financial results

•
Suncor’s adjusted operating earnings(1)(2) increased to $2.565 billion ($1.88 per common share) in the third quarter of 2022, compared to $1.043 billion ($0.71 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations, reflecting the improved business environment in the current quarter, and higher upstream production. The increase in adjusted operating earnings was partially offset by increased income taxes, royalties and operating expenses in the current quarter. The increase in operating expenses was primarily related to a significant increase in commodity input costs, increased maintenance and higher costs associated with increased Oil Sands production. Adjusted operating earnings were also impacted by a weakening in benchmark pricing during the current quarter, compared to a strengthening in benchmark pricing in the prior year quarter, resulting in a first-in, first-out (FIFO) inventory valuation loss partially offset by a realization of intersegment profit in the third quarter of 2022, compared to a FIFO inventory valuation gain partially offset by a deferral of intersegment profit in the third quarter of 2021.

•
The company had a net loss of  $609 million ($0.45 per common share) in the third quarter of 2022, compared to net earnings of  $877 million ($0.59 per common share) in the prior year quarter. In addition to the factors impacting adjusted operating earnings discussed above, the net loss for the third quarter of 2022 included a non-cash impairment of $3.397 billion against the company’s share of the Fort Hills assets, a $723 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt recorded in financing expenses, the recognition of  $147 million of insurance proceeds related to the company’s assets in Libya recorded in other income (loss), a $65 million foreign exchange loss related to the sale of the company’s share of its Exploration and Production (E&P) assets in Norway, a $7 million unrealized gain on risk management activities recorded in other income (loss) and an $857 million income tax recovery related to the items noted. Net earnings in the prior year quarter included a $282 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt recorded in financing expenses, a non-cash impairment reversal of $221 million against the company’s share of the Terra Nova assets, an $80 million loss for the early repayment of long-term debt, a $22 million unrealized loss on risk management activities recorded in other income (loss) and a $3 million income tax expense related to the items noted.

•
Adjusted funds from operations(1)(2) increased to $4.473 billion ($3.28 per common share) in the third quarter of 2022, compared to $2.641 billion ($1.79 per common share) in the prior year quarter. Adjusted funds from operations were influenced by the same factors impacting adjusted operating earnings noted above. Cash flow provided by operating activities, which includes changes in non-cash working capital, was $4.449 billion ($3.26 per common share) for the third quarter of 2022, compared to $4.718 billion ($3.19 per common share) in the prior year quarter. In addition to the factors impacting adjusted funds from operations, cash flow provided by operating activities was impacted by a use of cash associated with the company’s working capital balances in the third quarter of 2022, compared to a significant source of cash in the prior year quarter. The source of cash in the prior year quarter was primarily due to an increase in accounts payable and accrued liabilities and the receipt of the company’s 2020 federal income tax refund.

•
Strong Oil Sands cash flows during significant planned maintenance. Oil Sands generated $3.257 billion in adjusted funds from operations(3) in the third quarter of 2022, compared to $1.745 billion in the prior year quarter. Production from the company’s Oil Sands assets was 646,000 bbls/d in the third quarter of 2022, compared to 605,100 bbls/d in the prior year quarter. Production in the current period reflects increased production at Oil Sands Base due to decreased planned maintenance activities in the current quarter, increased production at Fort Hills and the impact of planned turnaround activities at Syncrude.

•
Reliable downstream operations. In the third quarter of 2022, reliable operations resulted in refinery crude throughput of 466,600 bbls/d and utilization of 100%, compared to 460,300 bbls/d and 99%, respectively, in the prior year quarter. The company leveraged its extensive domestic sales network and export channels to achieve refined product sales of 577,300 bbls/d, compared to 551,500 bbls/d in the prior year quarter. As a result, Refining and Marketing (R&M) generated approximately $1.8 billion in adjusted funds from operations(3), excluding the impacts of a FIFO inventory valuation loss(4) of $585 million, compared to approximately $1.0 billion of adjusted funds from operations in the prior year quarter, excluding the impacts of a $91 million FIFO gain.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A and the Adjusted Operating Earnings Reconciliation below for a reconciliation of net earnings to adjusted operating earnings.

(2)
Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were restated.

(3)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(4)
The estimated impact of the last-in, first-out (LIFO) method is a non-GAAP financial measure. FIFO inventory valuation includes the impact of commodity risk management activities. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2022 Third Quarter   Suncor Energy Inc.   9

Management’s Discussion and Analysis
•
Returning value to shareholders. In the third quarter of 2022, Suncor continued to deliver on its strategy of growing shareholder returns, returning approximately $1.7 billion of value to its shareholders through approximately $1.0 billion in share repurchases and $638 million of dividends, compared to approximately $1.0 billion in the prior year quarter through $704 million in share repurchases and $309 million of dividends. As at October 31, 2022, since the start of the year, the company has repurchased approximately $4.6 billion of its common shares, representing approximately 104.7 million common shares at an average share price of $44.01 per common share, or the equivalent of 7.3% of its common shares as at December 31, 2021.

•
Net debt(1) reduction. In support of its debt reduction and annual capital allocation targets, the company reduced net debt by approximately $1.8 billion in the third quarter of 2022, excluding the impact of a $723 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt.

•
Significant debt repayments subsequent to quarter. Subsequent to the quarter, Suncor executed a debt tender offer and, as a result, repaid approximately $3.6 billion of its various notes below par. This structural reduction of long-term debt was executed during opportunistic market conditions and demonstrates the company’s confidence in its business and commitment to reducing net debt.

•
Optimizing the company’s portfolio to drive value. In alignment with Suncor’s strategy to maximize value through its core business, the company continues to optimize and streamline its portfolio. In the third quarter of 2022, the company completed the sale of its E&P assets in Norway. Subsequent to the third quarter of 2022, the company reached an agreement for the sale of its wind and solar assets for gross proceeds of approximately $730 million, before closing adjustments and other closing costs, which is expected to be completed in the first quarter of 2023. The sale process for the company’s U.K. E&P portfolio is progressing, with a sale anticipated to close within the next twelve months.

•
Acquired additional interest in Fort Hills. Subsequent to the third quarter of 2022, Suncor entered into an agreement, subject to regulatory approval and other closing conditions, to acquire Teck Resources Limited (Teck) 21.3% working interest in Fort Hills Energy L.P. (Fort Hills) and its associated sales and logistics agreements for $1.0 billion, before closing adjustments and other closing costs, bringing the total aggregate working interest of Suncor and its affiliate to 75.4%. The transaction meets Suncor’s return objectives and builds upon the company’s strategy to optimize its portfolio around its core assets. The transaction is expected to close in the first quarter of 2023.

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of the MD&A.

10   2022 Third Quarter   Suncor Energy Inc.

3. Consolidated Financial Information
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
(Loss) earnings before income taxes(1)

Oil Sands	(1 193)	629	4 008	1 656

Exploration and Production	637	590	2 643	1 188

Refining and Marketing	753	848	4 177	2 268

Corporate and Eliminations	(676)	(753)	(2 050)	(1 596)

Income tax expense	(130)	(437)	(2 442)	(950)
Net (loss) earnings	(609)	877	6 336	2 566
Adjusted operating earnings (loss)(1)(2)

Oil Sands	2 195	635	7 323	1 657

Exploration and Production	555	369	1 916	967

Refining and Marketing	755	864	4 158	2 275

Corporate and Eliminations	47	(391)	(1 121)	(1 436)

Income tax expense included in adjusted operating earnings	(987)	(434)	(3 142)	(952)
Total	2 565	1 043	9 134	2 511
Adjusted funds from (used in) operations(1)(2)

Oil Sands	3 257	1 745	10 902	5 116

Exploration and Production	894	521	2 459	1 386

Refining and Marketing	1 174	1 113	4 898	2 962

Corporate and Eliminations	100	(352)	(967)	(1 453)

Current income tax expense	(952)	(386)	(3 380)	(898)
Total	4 473	2 641	13 912	7 113
Change in non-cash working capital	(24)	2 077	(2 156)	2 036

Cash flow provided by operating activities	4 449	4 718	11 756	9 149
Capital and exploration expenditures(3)(4)

Asset sustainment and maintenance	968	821	2 379	2 309

Economic investment	368	362	1 182	956
Total	1 336	1 183	3 561	3 265
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Free funds flow(2)	3 094	1 420	10 227	3 742

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(3)
Excludes capitalized interest of  $43 million in the third quarter of 2022 and $38 million in the third quarter of 2021.

(4)
Excludes capital expenditures related to assets held for sale of  $38 million in the third quarter of 2022 and $93 million in the first nine months of 2022.

2022 Third Quarter   Suncor Energy Inc.   11

Management’s Discussion and Analysis
Operating Highlights
	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Production volumes

Oil Sands – Upgraded – net SCO and diesel (mbbls/d)	405.1	405.5	467.2	452.8

Oil Sands – Non-upgraded bitumen (mbbls/d)	240.9	199.6	190.3	183.9

Exploration and Production (mboe/d)	78.1	93.5	79.0	90.9
Total (mboe/d)	724.1	698.6	736.5	727.6
Refinery utilization (%)	100	99	92	87

Refinery crude oil processed (mbbls/d)	466.6	460.3	430.9	404.8
Net Earnings
Suncor’s consolidated net loss for the third quarter of 2022 was $609 million, compared to net earnings of  $877 million in the prior year quarter. Net loss was primarily influenced by the same factors that impacted adjusted operating earnings described subsequently in this section.
Other items affecting net (loss) earnings over these periods included:
•
During the third quarter of 2022, in connection with the company entering into a conditional agreement to acquire Teck’s interest in Fort Hills, the company recorded a non-cash impairment of  $3.397 billion before-tax against its share of the Fort Hills assets.

•
An unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt of  $723 million recorded in financing expenses in the Corporate and Eliminations segment in the third quarter of 2022, compared to a loss of  $282 million in the third quarter of 2021.

•
The recognition of  $147 million of insurance proceeds recorded in other income related to the company’s assets in Libya in the E&P segment.

•
A $65 million foreign exchange loss related to the sale of the company’s share of its assets in Norway, in the E&P segment.

•
An unrealized gain on risk management activities of  $7 million recorded in other income (loss) in the third quarter of 2022, compared to a loss of  $22 million in the third quarter of 2021.

•
During the third quarter of 2021, the company recorded a non-cash impairment reversal of  $221 million against its share of the Terra Nova assets, in the E&P segment, as a result of the Asset Life Extension Project moving forward and the benefit of royalty and financial support from the Government of Newfoundland and Labrador.

•
During the third quarter of 2021, the company recorded a loss of  $80 million for early repayment of long-term debt, in the Corporate segment.

•
An income tax recovery related to the items noted above of  $857 million in the third quarter of 2022, compared to an expense of  $3 million in the third quarter of 2021.

12   2022 Third Quarter   Suncor Energy Inc.

Adjusted Operating Earnings Reconciliation(1)
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Net (loss) earnings	(609)	877	6 336	2 566

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	723	282	929	(88)

Unrealized (gain) loss on risk management activities	(7)	22	(101)	8

Asset impairment (reversal)	3 397	(221)	2 752	(221)

Recognition of insurance proceeds	(147)	—	(147)	—

Loss on significant disposal	65	—	65	—

Restructuring charge	—	—	—	168

Loss on early repayment of long-term debt	—	80	—	80

Income tax (recovery) expense on adjusted operating earnings adjustments	(857)	3	(700)	(2)
Adjusted operating earnings(1)	2 565	1 043	9 134	2 511

(1)
Adjusted operating earnings is a non-GAAP financial measure. All reconciling items are presented on a before-tax basis and adjusted for income taxes in the income tax (recovery) expense on adjusted operating earnings adjustments line. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
All reconciling items are presented on a before-tax basis and adjusted for income taxes in the Income Tax bridge factor.

(3)
The bridge factor for Inventory Valuation is comprised of changes in the FIFO inventory valuation and realized commodity risk management activities reported in the R&M segment, and changes in the intersegment elimination of profit reported in the Corporate and Eliminations segment.

Suncor’s adjusted operating earnings increased to $2.565 billion ($1.88 per common share) in the third quarter of 2022, compared to $1.043 billion ($0.71 per common share) in the prior year quarter, primarily due to significantly higher crude oil and refined product realizations, reflecting the improved business environment in the current quarter, and higher upstream production. The increase in adjusted operating earnings was partially offset by increased income taxes, royalties and operating expenses in the current quarter. The increase in operating expenses was primarily related to a significant increase in commodity input costs, increased maintenance and higher costs associated with increased Oil Sands production. Adjusted operating earnings were also impacted by a weakening in benchmark pricing during the current quarter, compared to a strengthening in benchmark pricing in the prior year quarter, resulting in a FIFO inventory valuation loss partially offset by a realization of intersegment profit in the third quarter of 2022, compared to a FIFO inventory valuation gain partialy offset by a deferral of intersegment profit in the third quarter of 2021.
2022 Third Quarter   Suncor Energy Inc.   13

Management’s Discussion and Analysis
Operating, Selling and General Expenses
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Operations, selling and corporate costs	2 558	2 307	7 239	6 733

Commodities	520	381	1 555	1 095

Share-based compensation and other(1)	(3)	80	457	560
Total operating, selling and general expenses	3 075	2 768	9 251	8 388

(1)
In the third quarter of 2022, share-based compensation recovery of  $29 million included a $7 million recovery recorded in the Oil Sands segment, a $1 million recovery recorded in the E&P segment, a $5 million recovery recorded in the R&M segment and a $16 million recovery recorded in the Corporate and Eliminations segment. The third quarter of 2021 share-based compensation expense of  $2 million included a $2 million expense recorded in the Oil Sands segment, nil recorded in the E&P segment, a $1 million expense recorded in the R&M segment and a $1 million recovery recorded in the Corporate and Eliminations segment. Other primarily includes non-recurring costs associated with investments in the company’s digital transformation.

The company’s total operating, selling and general expenses were $3.075 billion in the third quarter of 2022, compared to $2.768 billion in the prior year quarter. The increase was mainly due to a significant increase in commodity input costs, including higher natural gas prices, increased maintenance and higher costs associated with increased Oil Sands production. The company’s exposure to higher natural gas costs is partially mitigated by revenue from power sales that is recorded in operating revenues.
14   2022 Third Quarter   Suncor Energy Inc.

Business Environment
Commodity prices, refining crack spreads and foreign exchange rates are important factors that affect the results of Suncor’s operations.
		Average for the three months ended September 30		Average for the nine months ended September 30
		2022	2021	2022	2021
WTI crude oil at Cushing	US$/bbl	91.65	70.55	98.15	64.85

Dated Brent crude	US$/bbl	100.95	73.45	105.40	67.75

Dated Brent/Maya crude oil FOB price differential	US$/bbl	17.95	7.80	14.80	6.25

MSW at Edmonton	Cdn$/bbl	116.85	83.75	123.45	75.90

WCS at Hardisty	US$/bbl	71.75	56.95	82.35	52.35

Light/heavy differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(19.90)	(13.60)	(15.80)	(12.50)

SYN-WTI differential	US$/bbl	8.80	(1.60)	4.55	(1.60)

Condensate at Edmonton	US$/bbl	87.35	69.20	97.25	64.60

Natural gas (Alberta spot) at AECO	Cdn$/GJ	4.15	3.40	5.20	3.10

Alberta Power Pool Price	Cdn$/MWh	221.40	100.35	145.10	100.10

New York Harbor 2-1-1 crack(1)	US$/bbl	46.70	20.90	45.05	18.95

Chicago 2-1-1 crack(1)	US$/bbl	43.30	20.45	37.75	18.05

Portland 2-1-1 crack(1)	US$/bbl	57.30	26.70	51.60	22.40

Gulf Coast 2-1-1 crack(1)	US$/bbl	41.85	19.55	40.45	17.45

U.S. Renewable Volume Obligation	US$/bbl	8.10	7.35	7.45	7.00

Exchange rate	US$/Cdn$	0.77	0.79	0.78	0.80

Exchange rate (end of period)	US$/Cdn$	0.73	0.78	0.73	0.78

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

In the third quarter of 2022, crude oil and crack spread benchmarks significantly improved compared to the prior year quarter and were impacted by increased demand in addition to supply uncertainty related to the current geopolitical conflict. Commodity market volatility increased during the third quarter of 2022, due to economic concerns regarding rising interest rates, inflationary pressures and future economic growth.
Suncor’s sweet SCO price realizations are influenced primarily by the price of WTI at Cushing and by the supply and demand for sweet SCO from Western Canada. Sweet SCO price realizations in the third quarter of 2022 reflected an increase in WTI at Cushing, which averaged US$91.65/bbl compared to US$70.55/bbl in the prior year quarter, and also reflected favourable SYN-WTI differentials. Suncor also produces sour SCO, the price of which is influenced by various crude benchmarks, including, but not limited to, MSW at Edmonton and WCS at Hardisty. The price of sour SCO can also be affected by prices negotiated for spot sales. Prices for MSW at Edmonton increased to $116.85/bbl in the third quarter of 2022 compared to $83.75/bbl in the prior year quarter, and prices for WCS at Hardisty increased to US$71.75/bbl in the third quarter of 2022, from US$56.95/bbl in the prior year quarter.
Bitumen production that Suncor does not upgrade is blended with diluent or SCO to facilitate delivery through pipeline systems. Net bitumen price realizations are, therefore, influenced by prices for Canadian heavy crude oil (WCS at Hardisty is a common reference), prices for diluent (Condensate at Edmonton) and SCO. Bitumen price realizations can also be affected by bitumen quality premiums and discounts, as well as spot sales, and the price differential between Hardisty, Alberta, and U.S. Gulf Coast benchmarks.
The company leverages the expertise of its marketing and logistics business to optimize midstream capacity to the U.S. Gulf Coast and this is reflected in bitumen and sour SCO price realizations. Bitumen prices were unfavourably impacted by the widening of heavy crude oil differentials in the third quarter of 2022, but were higher than the prior year quarter on an absolute basis due to the increase in WTI prices.
2022 Third Quarter   Suncor Energy Inc.   15

Management’s Discussion and Analysis
Suncor’s price realizations for production from E&P Canada and E&P International assets are influenced primarily by the price for Brent crude, which increased to US$100.95/bbl in the third quarter of 2022 compared to US$73.45/bbl in the prior year quarter.
Suncor’s refining and marketing gross margins are primarily influenced by 2-1-1 benchmark crack spreads, which are industry indicators approximating the gross margin on a barrel of crude oil that is refined to produce gasoline and distillates. Market crack spreads are based on quoted near-month contracts for WTI and spot prices for gasoline and diesel and do not necessarily reflect the margins at a specific refinery. Suncor’s realized refining and marketing gross margins are influenced by actual crude oil feedstock costs, refinery configuration, product mix and realized market prices unique to Suncor’s refining and marketing business. In addition, U.S. regulatory renewable blending obligations influence the benchmark cracks, which may increase their volatility, while the cost of regulatory compliance is not deducted in calculating the benchmark cracks.
Suncor has developed an indicative 5-2-2-1 index based on publicly available pricing data to more accurately reflect Suncor’s realized refining and marketing gross margin. This custom index is a single value representing a notional five barrels of crude oil of varying grades refined to produce two barrels each of gasoline and distillate and one barrel of secondary product to approximate Suncor’s unique set of refinery configurations; overall crude slate and product mix, location, quality and grade differentials, and the benefits of its marketing margins. The custom index is calculated by taking the product value of refined products less the crude value of refinery feedstock excluding the impact of FIFO inventory accounting methodology. The product value incorporates the New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and a seasonal factor. The seasonal factor applies an incremental US$6.50/bbl in the first and fourth quarters and US$5.00/bbl in the second and third quarters and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months, respectively. The crude value incorporates the SYN, WCS and WTI benchmarks.
Crack spreads are based on current crude feedstock prices, whereas actual earnings are accounted for on a FIFO basis in accordance with IFRS where a delay exists between the time that feedstock is purchased and when it is processed and when products are sold to a third party. A FIFO loss normally reflects a declining price environment for crude oil and finished products, whereas FIFO gains reflect an increasing price environment for crude oil and finished products. The company’s realized refining and marketing gross margins are also presented on a LIFO basis, which is consistent with how industry benchmarks and the Suncor 5-2-2-1 index are calculated and with how management evaluates performance.
In the third quarter of 2022, the New York Harbor 2-1-1 and Chicago 2-1-1 benchmark crack spreads increased compared to the prior year quarter due to increased demand for transportation fuels and declining North American refined product inventory levels, and to compensate for increased costs associated with renewable blending regulatory obligations. The Suncor 5-2-2-1 index was US$45.45/bbl in the third quarter of 2022 compared to US$27.60/bbl in the third quarter of 2021, reflecting the significant increase in benchmark crack spreads.
The cost of natural gas used in Suncor’s Oil Sands and Refining operations is primarily referenced to Alberta spot prices at AECO. The average AECO benchmark increased to $4.15/GJ in the third quarter of 2022, from $3.40/GJ in the prior year quarter.
Excess electricity produced at Suncor’s Oil Sands assets is sold to the Alberta Electric System Operator, with the proceeds netted against the applicable cash operating cost per barrel metric. The Alberta power pool price significantly increased to an average of  $221.40/MWh in the third quarter of 2022 compared to $100.35/MWh in the prior year quarter.
The majority of Suncor’s revenues from the sale of oil and natural gas commodities are based on prices that are determined by or referenced to U.S. dollar benchmark prices, while the majority of Suncor’s expenditures are realized in Canadian dollars. In the third quarter of 2022, the Canadian dollar weakened in relation to the U.S. dollar as the average exchange rate decreased to US$0.77 per one Canadian dollar from US$0.79 per one Canadian dollar in the prior year quarter. This rate decrease had a positive impact on price realizations for the company during the third quarter of 2022 when compared to the prior year quarter.
Suncor also has assets and liabilities, including approximately 65% of the company’s debt, that are denominated in U.S. dollars and translated to Suncor’s reporting currency (Canadian dollars) at each balance sheet date. A decrease in the value of the Canadian dollar, relative to the U.S. dollar, from the previous balance sheet date increases the amount of Canadian dollars required to settle U.S. dollar denominated obligations, while an increase in the value of the Canadian dollar, relative to the U.S. dollar, decreases the amount of Canadian dollars required to settle U.S. dollar denominated obligations. As at September 30, 2022, the Canadian dollar weakened in relation to the U.S. dollar as the exchange rate at the end of the period decreased to US$0.73 per one Canadian dollar from US$0.78 per one Canadian dollar in the prior year quarter. This rate decrease had a larger negative impact on the company’s debt balances in the third quarter of 2022 when compared to the prior year quarter.
16   2022 Third Quarter   Suncor Energy Inc.

4. Segment Results and Analysis
Oil Sands
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Gross revenues	7 535	4 977	23 767	13 964

Less: Royalties	(829)	(504)	(3 301)	(882)
Operating revenues, net of royalties	6 706	4 473	20 466	13 082
(Loss) earnings before income taxes(1)	(1 193)	629	4 008	1 656
Adjusted for:

Unrealized (gain) loss on risk management activities	(9)	6	(82)	1

Asset impairment	3 397	—	3 397	—
Adjusted operating earnings(1)(2)	2 195	635	7 323	1 657
Adjusted funds from operations(1)(2)	3 257	1 745	10 902	5 116

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

The Oil Sands segment adjusted operating earnings increased to $2.195 billion in the third quarter of 2022, compared to $635 million in the prior year quarter, primarily due to significantly higher realized crude oil prices and higher production. The increase in adjusted operating earnings was partially offset by increased operating and transportation expenses, related primarily to increased maintenance, commodity input costs, and higher costs associated with increased production, as well as an increase in royalties associated with higher price realizations.
2022 Third Quarter   Suncor Energy Inc.   17

Management’s Discussion and Analysis
Production Volumes(1)
	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2022	2021	2022	2021
Total Oil Sands bitumen production	764.1	713.7	783.9	764.6
SCO and diesel production(2)	416.6	418.8	481.1	467.0

Internally consumed diesel and internal transfers(3)(4)	(11.5)	(13.3)	(13.9)	(14.2)
Upgraded production – net SCO and diesel	405.1	405.5	467.2	452.8
Bitumen production	251.0	203.9	196.3	186.0

Internal bitumen transfers(4)	(10.1)	(4.3)	(6.0)	(2.1)
Non-upgraded bitumen production	240.9	199.6	190.3	183.9
Total Oil Sands production	646.0	605.1	657.5	636.7

(1)
Bitumen production from Oil Sands Base is upgraded, while bitumen production from In Situ operations is either upgraded or sold directly to customers, including Suncor’s own refineries, with SCO and diesel yields of approximately 79% of bitumen feedstock input. Fort Hills finished bitumen is sold directly to customers, including Suncor’s own refineries. Nearly all of the bitumen produced at Syncrude is upgraded to sweet SCO and a small amount of diesel, at an approximate yield of 85%.

(2)
Combined upgrader utilization rates are calculated using total upgraded production, inclusive of internally consumed diesel and internal transfers.

(3)
Both Oil Sands operations and Syncrude produce diesel, which is internally consumed in mining operations, and Fort Hills and Syncrude use internally produced diesel from Oil Sands Base within their mining operations. In the third quarter of 2022, Oil Sands operations production volumes included 10,600 bbls/d of internallyconsumed diesel, of which 5,600 bbls/d was consumed at Oil Sands Base, 2,100 bbls/d was consumed at Fort Hills and 2,900 bbls/d was consumed at Syncrude. Syncrude production volumes included 700 bbls/d of internally consumed diesel.

(4)
Internal feedstock transfers between Oil Sands operations and Syncrude through the interconnecting pipelines are included in gross SCO and bitumen production volumes. In the third quarter of 2022, Oil Sands operations production did not include any transfers of SCO or bitumen to Suncor’s share of Syncrude through the interconnecting pipelines. Syncrude production included 200 bbls/d of SCO and 10,100 bbls/d of bitumen that were transferred to Oil Sands Base through the interconnecting pipelines.

The company’s non-upgraded bitumen production increased to 240,900 bbls/d in the third quarter of 2022, compared to 199,600 bbls/d in the third quarter of 2021, primarily due to increased production from Fort Hills. Production from the company’s In Situ assets in the third quarter of 2022 was comparable to the prior year quarter. At Fort Hills, as the company begins the execution of its mine improvement plan, reduced volumes are expected in the fourth quarter of 2022, as well as into the first quarter of 2023.
The company’s net SCO production was 405,100 bbls/d in the third quarter of 2022, comparable to 405,500 bbls/d in the third quarter of 2021. Production at Syncrude in the third quarter of 2022 was impacted by planned turnaround activities, resulting in upgrader utilization of 67%, compared to 91% in the prior year quarter. At Oil Sands Base, upgrader utilization increased to 80%, compared to 66% in the prior year quarter, reflecting lower planned maintenance activities in the current quarter, as the prior year quarter was impacted by a significant planned turnaround at Upgrader 2.
Sales Volumes
	Three months ended September 30		Nine months ended September 30
(mbbls/d)	2022	2021	2022	2021
Upgraded – net SCO and diesel	418.9	418.6	474.9	455.4

Non-upgraded bitumen	231.2	194.4	182.8	186.2
Total	650.1	613.0	657.7	641.6
SCO and diesel sales volumes were 418,900 bbls/d in the third quarter of 2022, compared to 418,600 bbls/d in the prior year quarter, and were impacted by the same factors that affected production volumes, discussed above.
Non-upgraded bitumen sales volumes increased to 231,200 bbls/d in the third quarter of 2022, compared to 194,400 bbls/d in the prior year quarter, consistent with the increase in production volumes, discussed above, partially offset by a larger build of inventory in the current quarter compared to the prior year quarter.
18   2022 Third Quarter   Suncor Energy Inc.

Price Realizations(1)
Net of transportation costs, but before royalties	Three months ended September 30		Nine months ended September 30
($/bbl)	2022	2021	2022	2021
Upgraded – net SCO and diesel	119.27	80.21	123.70	73.44

Non-upgraded bitumen	79.60	59.91	94.31	51.16

Crude sales basket (all products)	105.16	73.78	115.55	66.97

Crude sales basket, relative to WTI	(14.47)	(15.12)	(10.33)	(14.16)

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Oil Sands price realizations increased in the third quarter of 2022 from the prior year quarter, in line with the significantly higher commodity price environment and reflecting the margin enhancement opportunities driven by the company’s sales and marketing organization.
Royalties
Royalties for the Oil Sands segment increased in the third quarter of 2022 compared to the prior year quarter, primarily due to higher crude oil price realizations in the current period compared to the prior year quarter.
Expenses and Other Factors
Total Oil Sands operating and transportation expenses increased in the third quarter of 2022 compared to the prior year quarter. See the reconciliation in the Cash Operating Costs section below for further details regarding cash operating costs and a breakdown of non-production costs by asset.
Oil Sands transportation expenses increased in the third quarter of 2022 compared to the prior year quarter, as increased volumes were transported to customers extending down the U.S. Gulf Coast, resulting in higher realized prices.
At Oil Sands operations, operating costs in the third quarter of 2022 increased compared to the prior year quarter, primarily due to higher natural gas and other commodity prices, and increased maintenance costs.
At Fort Hills, operating costs in the third quarter of 2022 increased compared to the prior year quarter, primarily due to increased production levels associated with two-train operations in 2022, and higher commodity prices.
Suncor’s share of Syncrude operating costs in the third quarter of 2022 increased compared with the prior year quarter, primarily due to increased maintenance costs, and higher natural gas and other commodity prices.
In the third quarter of 2022, higher natural gas prices resulted in a $67 million increase in Oil Sands segment operating costs compared to the prior year quarter.
In the third quarter of 2022, DD&A expense, excluding the impacts of impairment, was lower compared to the prior year quarter, primarily due to decreased depreciation related to the company’s asset retirement obligation asset.
2022 Third Quarter   Suncor Energy Inc.   19

Management’s Discussion and Analysis
Cash Operating Costs
($ millions, except as noted)	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Oil Sands operating, selling and general expense (OS&G)(1)	2 278	2 004	6 659	5 922
Oil Sands operations cash operating costs(2) reconciliation

Oil Sands operations OS&G	1 322	1 148	3 976	3 514

Non-production costs(3)	(26)	(62)	(211)	(235)

Excess power capacity and other(4)	(139)	(67)	(349)	(267)
Oil Sands operations cash operating costs(2)	1 157	1 019	3 416	3 012

Oil Sands operations production volumes (mbbls/d)	424.5	381.7	410.4	438.1

Oil Sands operations cash operating costs(2) ($/bbl)	29.65	29.05	30.50	25.20
Fort Hills cash operating costs(2) reconciliation

Fort Hills OS&G	278	216	833	614

Non-production costs(3)	(52)	(25)	(138)	(83)
Fort Hills cash operating costs(2)	226	191	695	531

Fort Hills production volumes (mbbls/d)	95.8	50.8	90.3	49.1

Fort Hills cash operating costs(2) ($/bbl)	25.65	40.90	28.20	39.70
Syncrude cash operating costs(2) reconciliation

Syncrude OS&G	667	614	2 064	1 820

Non-production costs(3)	(93)	(71)	(255)	(196)
Syncrude cash operating costs(2)	574	543	1 809	1 624

Syncrude production volumes (mbbls/d)	147.3	190.2	176.7	165.8

Syncrude cash operating costs(2) ($/bbl)	42.40	31.05	37.50	35.90

(1)
Beginning in the second quarter of 2022, the company revised the presentation of its cash operating costs reconciliation to present Oil Sands inventory changes and internal transfers on an aggregate basis. Oil Sands inventory changes and internal transfers reflect i) the impacts of changes in inventory levels and valuations, such that the company is able to present cost information based on production volumes; and ii) adjustments for internal diesel sales between assets. Comparative periods have been updated to reflect this change, with no impact to total Oil Sands operations, Fort Hills or Syncrude cash operating costs or cash operating costs per barrel. In the third quarter and first nine months of 2022, Oil Sands OS&G includes $11 million and ($214) million, respectively, of inventory changes and internal transfers. In the third quarter and first nine months of 2021, Oil Sands OS&G includes $26 million and ($26) million, respectively, of inventory changes and internal transfers.

(2)
Non-GAAP financial measures. Related per barrel amounts contain non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(3)
Significant non-production costs include, but are not limited to, share-based compensation adjustments, research costs, project startup costs and adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production. In addition, non-production costs include safe-mode costs associated with the deferral of capital projects and additional costs incurred in response to the COVID-19 pandemic. Non-production costs at Fort Hills and Syncrude also include, but are not limited to, excess power revenue from cogeneration units and an adjustment to reflect internally produced diesel from Oil Sands operations at the cost of production.

(4)
Oil Sands operations excess power capacity and other includes, but is not limited to, the operational revenue impacts of excess power from cogeneration units and the natural gas expense recorded as part of a non-monetary arrangement involving a third-party processor.

Oil Sands operations cash operating costs per barrel(1) were $29.65 in the third quarter of 2022, compared to $29.05 in the prior year quarter, due to higher OS&G expenses, as detailed above, which was offset by increased production. Oil Sands operations non-production costs, which are excluded from cash operating costs, were lower in the current quarter compared to the prior year quarter primarily due to a share-based compensation recovery in the current period, compared to a share-based compensation expense in the prior year quarter, and the prior year quarter including safe-mode and COVID-19 response costs. Excess power capacity and other costs at Oil Sands operations in the third quarter of 2022 were significantly higher than the prior year quarter, due mainly to an increase in excess power revenues resulting from significantly higher power prices, and an increase in non-monetary natural gas costs.
Fort Hills cash operating costs per barrel(1) decreased to $25.65 in the third quarter of 2022, compared to $40.90 in the prior year quarter, reflecting increased production, partially offset by higher OS&G expenses, as detailed above. Fort Hills non-production costs were higher in the current quarter compared to the prior year quarter mainly due to the increased price and volumes for internally sourced diesel, which is adjusted to reflect internally produced diesel from Oil Sands operations at the cost of production.
Syncrude cash operating costs per barrel(1) were $42.40 in the third quarter of 2022, compared to $31.05 in the prior year quarter, reflecting decreased production, due to the timing of planned turnaround activities, and higher OS&G expenses, as

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

20   2022 Third Quarter   Suncor Energy Inc.

detailed above. In the third quarter of 2022, non-production costs were higher compared to the prior year quarter primarily due to the increased price and volumes for internally sourced diesel, which is adjusted to reflect internally produced diesel from Oil Sands operations at the cost of production.
Acquisition of Additional Ownership Interest in Fort Hills and Non-Cash Asset Impairment
During the third quarter of 2022, the company was in commercial discussions to acquire Teck’s 21.3% working interest in Fort Hills. Subsequent to the quarter, the company entered into an agreement, subject to regulatory approval and other closing conditions, to acquire Teck’s interest in Fort Hills and its associated sales and logistics agreements for $1.0 billion, before closing adjustments and other closing costs. In connection with the company entering into the agreement to acquire Teck’s interest in Fort Hills, the company recorded a non-cash impairment of  $3.397 billion before-tax against its share of the Fort Hills assets in the third quarter of 2022.
Results for the First Nine Months of 2022
Oil Sands earnings before income taxes for the first nine months of 2022 increased to $4.008 billion, compared to $1.656 billion in the prior year period. In addition to the factors impacting operating earnings explained below, earnings before income taxes for the first nine months of 2022 included a non-cash impairment of  $3.397 billion before-tax against the company’s share of the Fort Hills assets and an $82 million unrealized gain on risk management activities. Earnings before income taxes for the first nine months of 2021 included a $1 million unrealized loss on risk management activities.
Oil Sands adjusted operating earnings(1) for the first nine months of 2022 increased to $7.323 billion, compared to $1.657 billion in the prior year period. The increase was primarily due to significantly higher realized crude prices and increased production, partially offset by higher royalties associated with higher crude oil price realizations, and increased operating expenses, related to higher natural gas and other commodity prices, higher costs associated with increased production, and increased maintenance.
Oil Sands adjusted funds from operations(1) for the first nine months of 2022 increased to $10.902 billion, compared to $5.116 billion in the prior year period, with the increase primarily due to the same factors that influenced operating earnings noted above.
Oil Sands operations cash operating costs per barrel(1) averaged $30.50 for the first nine months of 2022, compared to an average of  $25.20 for the first nine months of 2021, with the increase due to increased OS&G expenses, primarily driven by higher natural gas and other commodity input costs, and decreased production. Excess power capacity and other costs at Oil Sands operations in the first nine months of 2022 were significantly higher than the prior year period, due mainly to an increase in excess power revenues resulting from significantly higher power prices, and an increase in non-monetary natural gas costs.
Fort Hills cash operating costs per barrel(1) averaged $28.20 for the first nine months of 2022, a decrease compared to $39.70 in the first nine months of 2021, reflecting increased production associated with two-train operations, partially offset by higher OS&G expenses, primarily due to higher natural gas and other commodity prices and increased production levels.
Syncrude cash operating costs per barrel(1) averaged $37.50 for the first nine months of 2022, an increase compared to $35.90 in the first nine months of 2021, primarily due to increased OS&G expenses reflecting increased natural gas and other commodity prices and increased maintenance costs, partially offset by increased production volumes.
Planned Maintenance Update
Subsequent to the third quarter of 2022, the company completed its planned annual coker maintenance at Oil Sands Base Upgrader 1 and planned turnaround activities at Syncrude. Subsequent to the third quarter of 2022, the company commenced and completed planned maintenance activities at Fort Hills. The impact of these maintenance events has been reflected in the company’s 2022 guidance.

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

2022 Third Quarter   Suncor Energy Inc.   21

Management’s Discussion and Analysis
EXPLORATION AND PRODUCTION
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Gross revenues(1)	1 012	744	3 246	2 240

Less: Royalties(1)	(96)	(109)	(436)	(371)
Operating revenues, net of royalties	916	635	2 810	1 869
Earnings before income taxes(2)	637	590	2 643	1 188
Adjusted for:

Recognition of insurance proceeds	(147)	—	(147)	—

Loss on significant disposal	65	—	65	—

Asset impairment (reversal)(3)	—	(221)	(645)	(221)
Adjusted operating earnings(2)(4)	555	369	1 916	967
Adjusted funds from operations(2)(4)	894	521	2 459	1 386

(1)
Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the third quarter of 2022, there were no Libya sales included in production, revenue or royalties. In the first nine months of 2022, revenue includes a gross-up amount of  $252 million, with an offsetting amount of  $148 million in royalties in the E&P segment and $104 million in income tax expense recorded at the consolidated level. In the third quarter of 2021, revenue includes a gross-up amount of $101 million, with an offsetting amount of  $53 million in royalties in the E&P segment and $48 million in income tax expense recorded at the consolidated level. In the first nine months of 2021, revenue includes a gross-up amount of  $236 million, with an offsetting amount of  $188 million in royalties in the E&P segment and $48 million in income tax expense recorded at the consolidated level.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(3)
In the second quarter of 2022, as a result of the decision to restart the West White Rose Project, the company recorded a non-cash impairment reversal of  $715 million on its share of the White Rose assets. Also during the second quarter of 2022, as a result of the company’s expected sale of its E&P assets in Norway, and the subsequently reached agreement for such sale, the company recorded a non-cash impairment of  $70 million against its share of its assets in Norway.

(4)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

Adjusted operating earnings for the E&P segment in the third quarter of 2022 increased to $555 million compared to $369 million in the prior year quarter, with the increase primarily due to significantly higher realized crude prices and higher sales volumes in the third quarter of 2022, partially offset by increased royalties associated with higher price realizations.
22   2022 Third Quarter   Suncor Energy Inc.

Volumes
	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
E&P Canada (mbbls/d)	47.5	54.4	50.6	56.6

E&P International (mboe/d)	30.6	39.1	28.4	34.3
Total production (mboe/d)	78.1	93.5	79.0	90.9
Total sales volumes (mboe/d)	81.1	76.3	82.4	88.1
Production volumes for E&P Canada were 47,500 bbls/d in the third quarter of 2022, compared to 54,400 bbls/d in the prior year quarter, primarily due to planned turnaround activities at Hibernia in the third quarter of 2022, and natural declines.
Investment in the Terra Nova Floating, Production, Storage and Offloading facility related to the Asset Life Extension Project is ongoing and the asset is anticipated to sail back to Canada later in the fourth quarter of 2022, for a safe return to production in early 2023.
E&P International production was 30,600 boe/d in the third quarter of 2022, compared to 39,100 boe/d in the prior year quarter, primarily due to the sale of the company’s working interest in the Golden Eagle Area Development in the fourth quarter of 2021, and no liftings in Libya in the third quarter of 2022 compared to liftings in the prior year quarter, partially offset by increased production from Norway as a result of new infill wells. During the third quarter of 2022, the company completed the sale of its E&P assets in Norway for gross proceeds of approximately $430 million, before closing adjustments and other closing costs.
Total E&P sales volumes were 81,100 boe/d in the third quarter of 2022, compared to 76,300 boe/d in the prior year quarter, primarily due to a draw of inventory at E&P Canada associated with the timing of cargo sales, compared to a build in the prior year quarter.
Price Realizations(1)
	Three months ended September 30		Nine months ended September 30
Net of transportation costs, but before royalties	2022	2021	2022	2021
E&P Canada – Crude oil and natural gas liquids ($/bbl)	130.37	90.23	131.45	81.43

E&P International(2) ($/boe)	137.29	85.29	125.61	77.09

(1)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
E&P International price realizations exclude Libya.

Price realizations at E&P Canada and E&P International increased in the third quarter of 2022 from the prior year quarter, in line with the significantly higher commodity price environment.
Royalties
E&P royalties in the third quarter of 2022 were higher than the prior year quarter primarily due to the increase in price realizations.
Expenses and Other Factors
Operating and transportation expenses increased in the third quarter of 2022 compared to the prior year quarter, primarily due to a draw of inventory in the current period, and increased costs at E&P Canada, including increased maintenance and an increase in costs related to the company’s additional working interest in White Rose, partially offset by the sale of the Golden Eagle Area Development resulting in lower transportation and operating costs in the current period.
DD&A and exploration expense increased in the third quarter of 2022 compared to the prior year quarter, primarily due to higher sales volumes in the current quarter compared to the prior year quarter.
2022 Third Quarter   Suncor Energy Inc.   23

Management’s Discussion and Analysis
Results for the First Nine Months of 2022
Earnings before income taxes for E&P for the first nine months of 2022 increased to $2.643 billion, compared to $1.188 billion in the prior year period. In addition to the factors impacting operating earnings described below, earnings before income taxes for the first nine months of 2022 included a non-cash impairment reversal of  $715 million on the company’s share of the White Rose assets, a non-cash impairment of  $70 million against the company’s share of its assets in Norway, the recognition of $147 million of insurance proceeds recorded in other income (loss) related to the company’s assets in Libya, and a $65 million foreign exchange loss related to the sale of the company’s share of its assets in Norway. Earnings before income taxes for the first nine months of 2021 included a non-cash impairment reversal of  $221 million against the company’s share of the Terra Nova assets.
Adjusted operating earnings(1) for E&P for the first nine months of 2022 increased to $1.916 billion, compared to $967 million for the first nine months of 2021. The increase was primarily due to significantly higher realized crude prices in the current period compared to the prior year period, partially offset by lower sales volumes and increased royalties due to the increase in price realizations.
Adjusted funds from operations(1) for the first nine months of 2022 increased to $2.459 billion, compared to $1.386 billion for the first nine months of 2021, due to the same reasons noted in operating earnings above. Adjusted funds from operations in the first nine months of 2022 were also impacted by the recognition of  $147 million of insurance proceeds related to the company’s assets in Libya recorded in other income (loss).
Planned Maintenance Update for Operated Assets
There are no significant maintenance events scheduled for the remainder of 2022.
(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

24   2022 Third Quarter   Suncor Energy Inc.

REFINING AND MARKETING
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Operating revenues	9 615	6 341	27 709	16 292
Earnings before income taxes(1)	753	848	4 177	2 268
Adjusted for:

Unrealized loss (gain) on risk management activities	2	16	(19)	7
Adjusted operating earnings(1)(2)	755	864	4 158	2 275
Adjusted funds from operations(1)(2)	1 174	1 113	4 898	2 962

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Bridge Analysis of Adjusted Operating Earnings ($ millions)(1)(2)
(1)
For an explanation of this bridge analysis, see the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

R&M adjusted operating earnings in the third quarter of 2022 was $755 million compared to $864 million in the prior year quarter. The decrease in adjusted operating earnings was primarily due to a FIFO inventory valuation loss in the current period, compared to a gain in the prior year quarter, and increased operating and transportation expenses, primarily due to increased commodity input costs, which was partially offset by a significant increase in refining and marketing margins as a result of significantly higher benchmark crack spreads in the current period. In the third quarter of 2022, adjusted operating earnings included a before-tax FIFO inventory valuation loss, including the impact of commodity risk management activities, of  $585 million on the decrease in crude and refined product benchmarks, compared to a $91 million gain in the prior year quarter.
2022 Third Quarter   Suncor Energy Inc.   25

Management’s Discussion and Analysis
Volumes
	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Crude oil processed (mbbls/d)

Eastern North America	211.9	212.3	204.3	198.9

Western North America	254.7	248.0	226.6	205.9
Total	466.6	460.3	430.9	404.8
Refinery utilization(1) (%)

Eastern North America	95	96	92	90

Western North America	104	102	93	84
Total	100	99	92	87
Refined product sales (mbbls/d)

Gasoline	234.6	236.5	226.3	223.4

Distillate	251.8	233.8	245.3	225.4

Other	90.9	81.2	83.8	72.3
Total	577.3	551.5	555.4	521.1
Refining and marketing gross margin – FIFO(2) ($/bbl)	37.45	35.75	54.65	38.10

Refining and marketing gross margin – LIFO(2) ($/bbl)	50.45	33.80	49.25	31.25

Refining operating expense(2) ($/bbl)	6.80	5.45	6.70	5.90

(1)
Refinery utilization is the amount of crude oil and natural gas plant liquids run through crude distillation units, expressed as a percentage of the capacity of these units.

(2)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Refinery crude throughput was 466,600 bbls/d and refinery utilization was 100% in the third quarter of 2022, compared to 460,300 bbls/d and 99% in the prior year quarter, reflecting strong utilizations across all refineries in both periods. Refined product sales in the third quarter of 2022 increased to 577,300 bbls/d, compared to 551,500 bbls/d in the prior year quarter. The increase in refined product sales reflected increased demand in the current period, combined with the company’s ability to leverage its extensive domestic sales network and export channels.
Refining and Marketing Gross Margins(1)
Refining and marketing gross margins were influenced by the following:
•
On a LIFO(2) basis, Suncor’s refining and marketing gross margin increased to $50.45/bbl in the third quarter of 2022, from $33.80/bbl in the prior year quarter, due to significantly higher benchmark crack spreads resulting from increased demand and declining North American refined product inventories, and the widening of heavy crude oil differentials. These factors were partially offset by an unfavourable crude feedstock mix in the third quarter of 2022, tightened location differentials from regional benchmarks to the company’s local markets and increased environmental compliance costs. On a LIFO basis, Suncor’s refining and marketing gross margin represents 85% margin capture in the third quarter of 2022.

•
On a FIFO basis, Suncor’s refining and marketing gross margin increased to $37.45/bbl in the third quarter of 2022, from $35.75/bbl in the prior year quarter, due to the same factors noted above, in addition to FIFO inventory valuation impacts. In the third quarter of 2022, the FIFO method of inventory valuation, relative to an estimated LIFO(2) accounting method, including the impact of commodity risk management activities, resulted in a loss of  $585 million before-tax. In the prior year quarter, FIFO, including the impact of commodity risk management activities, resulted in a gain of  $91 million before-tax, for an unfavourable quarter-over-quarter impact of  $676 million.

(1)
Contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
The estimated impact of the LIFO method is a non-GAAP financial measure. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

26   2022 Third Quarter   Suncor Energy Inc.

Expenses and Other Factors
Operating and transportation expenses in the third quarter of 2022 increased compared to the prior year quarter, primarily due to increased commodity input costs, primarily higher natural gas and power prices.
Refining operating expense per barrel(1) was $6.80 in the third quarter of 2022, compared to $5.45 in the prior year quarter, primarily due to increased commodity input costs.
Results for the First Nine Months of 2022
R&M’s earnings before income taxes were $4.117 billion for the first nine months of 2022, compared to $2.268 billion in the prior year period. In addition to the factors impacting adjusted operating earnings described below, earnings before income taxes for the first nine months of 2022 included a $19 million unrealized gain on risk management activities, compared to a $7 million unrealized loss on risk management activities in the prior year period.
Adjusted operating earnings(1) for R&M in the first nine months of 2022 increased to $4.158 billion, compared to $2.275 billion in the first nine months of 2021, with the increase primarily due to a significant increase in refining and marketing margins as a result of significantly higher benchmark crack spreads in the current period, and higher crude throughput, which was partially offset by increased operating expenses, primarily due to increased commodity input costs and a decreased FIFO inventory valuation gain in the first nine months of 2022 compared to the prior year period. For the first nine months of 2022, the impact of the FIFO method of inventory valuation, relative to an estimated LIFO method, including the impact of commodity risk management activities, had a positive impact to adjusted operating earnings and adjusted funds from operations of  $669 million, compared to an $811 million impact in the first nine months of 2021.
R&M’s adjusted funds from operations(1) in the first nine months of 2022 increased to $4.898 billion, compared to $2.962 billion in the first nine months of 2021, primarily due to the same factors that influenced adjusted operating earnings described above.
Planned Maintenance
The company has completed all major planned refinery maintenance for 2022.
(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the non-GAAP and Other Financial Measures Advisory section of this MD&A.

2022 Third Quarter   Suncor Energy Inc.   27

Management’s Discussion and Analysis
CORPORATE AND ELIMINATIONS
Financial Highlights
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Loss before income taxes(1)	(676)	(753)	(2 050)	(1 596)
Adjusted for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	723	282	929	(88)

Restructuring charge(2)	—	—	—	168

Loss on early repayment of long-term debt(3)	—	80	—	80
Adjusted operating earnings (loss)(1)(4)	47	(391)	(1 121)	(1 436)

Corporate and Renewables	(228)	(355)	(974)	(1 212)

Eliminations – Intersegment profit eliminated	275	(36)	(147)	(224)
Adjusted funds from (used in) operations(1)(4)	100	(352)	(967)	(1 453)

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

(2)
During the first quarter of 2021, the company recorded a restructuring charge in OS&G expenses related to workforce reduction plans.

(3)
During the third quarter of 2021, the company recorded a loss of  $80 million for early repayment of long-term debt.

(4)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

Corporate incurred an adjusted operating loss of  $228 million for the third quarter of 2022, compared to $355 million for the prior year quarter. The decreased loss was attributable to increased costs in the prior year quarter, due to costs associated with digital and technology improvements and the impact of tax settlements, a larger operational foreign exchange gain in the current quarter, and decreased interest expense on long-term debt in the third quarter of 2022 compared to the prior year quarter. The decreased loss was also attributable to a larger share-based compensation recovery in the third quarter of 2022 compared to the prior year quarter. Suncor capitalized $43 million of its borrowing costs in the third quarter of 2022, as part of the cost of major development assets and construction projects in progress, compared to $38 million in the prior year quarter.
Eliminations reflect the deferral or realization of profit or loss on crude oil sales from Oil Sands to Suncor’s refineries. Consolidated profits and losses are only realized when the refined products produced from internal purchases of crude feedstock have been sold to third parties. During the third quarter of 2022, the company realized $275 million of intersegment profit, compared to a deferral of  $36 million of intersegment profit in the prior year quarter. The realization of intersegment profit and elimination of unrealized losses in the third quarter of 2022 was driven by a weakening in benchmark pricing in the current period, compared to a strengthening in benchmark pricing in the third quarter of 2021.
Corporate and Eliminations adjusted funds from operations were $100 million for the third quarter of 2022, compared to funds used in operations of  $352 million in the third quarter of 2021, and were influenced by the same factors impacting adjusted operating loss described above, excluding the impact of tax settlements and share-based compensation expense.
Results for the First Nine Months of 2022
Corporate and Eliminations loss before income taxes was $2.050 billion for the first nine months of 2022, compared to $1.596 billion in the prior year period. In addition to the factors impacting adjusted operating loss described below, the loss before income taxes for the first nine months of 2022 included a $929 million unrealized foreign exchange loss on the revaluation of U.S. dollar denominated debt. Corporate and Eliminations loss before income taxes in the prior year period included an $88 million unrealized foreign exchange gain on the revaluation of U.S. dollar denominated debt, a restructuring charge of $168 million related to workforce reduction plans recorded in the first quarter of 2021 and an $80 million loss for early repayment of long-term debt in the third quarter of 2021.
The adjusted operating loss for Corporate and Eliminations for the first nine months of 2022 decreased to $1.121 billion, compared to $1.436 billion in the first nine months of 2021. The decreased loss was attributable to a decrease in interest expense, primarily associated with decreased interest on long-term debt, a decreased elimination of intercompany profit in the current year period, a larger operational foreign exchange gain in the current year period, an unrealized gain on investment recorded in the first quarter of 2022 and increased costs in the prior year period related to costs associated with digital and technology improvements. The decreased loss was partially offset by a larger share-based compensation expense in the first nine months of 2022, compared to the first nine months of 2021. The company capitalized $124 million of its borrowing costs in the first nine months of 2022, compared with $106 million in the first nine months of 2021.
28   2022 Third Quarter   Suncor Energy Inc.

Corporate and Eliminations adjusted funds used in operations for the first nine months of 2022 were $967 million, compared to $1.453 billion in the prior year period, and were influenced by the same factors impacting adjusted operating loss noted above, excluding the impact of share-based compensation expense and the unrealized gain on investment recorded in the first quarter of 2022. Adjusted funds used in operations in the prior year period were impacted by the restructuring charge related to workforce reduction plans recorded in the first quarter of 2021.
Subsequent to the third quarter of 2022, the company reached an agreement for the sale of its wind and solar assets for gross proceeds of approximately $730 million, before closing adjustments and other closing costs. The sale is pending regulatory approval, and is expected to be completed in the first quarter of 2023.
5. INCOME TAX
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Current income tax expense	952	386	3 380	898

Deferred income tax (recovery) expense	(822)	51	(938)	52
Income tax expense included in net (loss) earnings	130	437	2 442	950

Less: income tax (recovery) expense on adjusted operating earnings adjustments	(857)	3	(700)	(2)
Income tax expense included in adjusted operating earnings	987	434	3 142	952
Effective tax rate	(27.1)%	33.3%	27.8%	27.0%
The provision for income taxes in the third quarter of 2022 decreased compared to the prior year quarter, primarily due to decreased earnings in the current quarter. In the third quarter of 2022, the company’s effective tax rate on net earnings was (27.1%), compared to 33.3% in the prior year quarter. The change in the effective tax rate in the third quarter of 2022 compared to the prior year quarter was primarily due to the impact of income earned in foreign jurisdictions with higher statutory tax rates, non-taxable foreign exchange gains and losses on the revaluation of U.S. dollar denominated debt, and other permanent items impacting total tax expense.
The provision for income taxes in the first nine months of 2022 increased compared to the prior year period, primarily due to increased earnings in the current period. In the first nine months of 2022, the company’s effective tax rate on net earnings was 27.8%, which is comparable to 27.0% in the prior year period.
2022 Third Quarter   Suncor Energy Inc.   29

Management’s Discussion and Analysis
6. CAPITAL INVESTMENT UPDATE
Capital and Exploration Expenditures by Segment
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Oil Sands	1 048	935	2 621	2 308

Exploration and Production(1)	132	64	330	197

Refining and Marketing	165	142	558	637

Corporate and Eliminations(2)	34	80	176	229
Total capital and exploration expenditures	1 379	1 221	3 685	3 371

Less: capitalized interest on debt	(43)	(38)	(124)	(106)
	1 336	1 183	3 561	3 265

(1)
Excludes capital expenditures related to assets held for sale of  $7 million in the third quarter of 2022 and $41 million in the first nine months of 2022.

(2)
Excludes capital expenditures related to assets held for sale of  $31 million in the third quarter of 2022 and $52 million in the first nine months of 2022.

Capital and Exploration Expenditures by Type, Excluding Capitalized Interest
	Three months ended September 30, 2022			Nine months ended September 30, 2022
($ millions)	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total	Asset Sustainment and Maintenance(1)	Economic Investment(2)	Total
Oil Sands

Oil Sands Base	363	62	425	801	345	1 146

In Situ	58	93	151	237	243	480

Fort Hills	91	—	91	248	1	249

Syncrude	320	25	345	573	78	651

Exploration and Production(3)	—	126	126	—	311	311

Refining and Marketing	133	32	165	508	50	558

Corporate and Eliminations(4)	3	30	33	12	154	166
	968	368	1 336	2 379	1 182	3 561

(1)
Asset sustainment and maintenance capital expenditures include capital investments that deliver on existing value by ensuring compliance or maintaining relations with regulators and other stakeholders, maintaining current processing capacity and delivering existing developed reserves.

(2)
Economic investment capital expenditures include capital investments that result in an increase in value through adding reserves or improving processing capacity, utilization, cost or margin, including associated infrastructure.

(3)
Excludes capital expenditures related to assets held for sale of  $7 million in the third quarter of 2022 and $41 million in the first nine months of 2022.

(4)
Excludes capital expenditures related to assets held for sale of  $31 million in the third quarter of 2022 and $52 million in the first nine months of 2022.

During the third quarter of 2022, the company spent $1.336 billion on capital expenditures, excluding capitalized interest, compared to $1.183 billion in the prior year quarter. The increase in capital expenditures in the current quarter was primarily due to increased asset sustainment and maintenance capital expenditures at Syncrude, related to the turnaround in the current period, which was partially offset by decreased asset sustainment and maintenance capital expenditures at Oil Sands Base due to decreased planned maintenance activities, and decreased economic investment capital expenditures at Oil Sands Base.
Activity in the third quarter of 2022 is summarized by business unit below.
Oil Sands
Oil Sands Base capital expenditures were $425 million in the third quarter of 2022 and were primarily focused on asset sustainment and maintenance activities, including the planned maintenance at Oil Sands Base Upgrader 1, as well as economic investment to progress low-carbon power cogeneration to replace the coke-fired boilers.
In Situ capital expenditures were $151 million in the third quarter of 2022 and were directed towards economic investment activities, including the continued investment in well pad projects, and asset sustainment and maintenance activities related to the completion of the significant turnaround at Firebag early in the third quarter.
30   2022 Third Quarter   Suncor Energy Inc.

Capital expenditures at Fort Hills were $91 million in the third quarter of 2022, and were directed towards asset sustainment for mine and tailings development and maintenance activities.
Syncrude capital expenditures were $345 million in the third quarter of 2022, the majority of which were for asset sustainment and maintenance expenditures relating to the company’s planned maintenance program, including planned turnaround activities that occurred during the quarter, and tailings development. Economic investment during the quarter was directed towards progressing the Mildred Lake West Extension mining project.
Exploration and Production
Capital and exploration expenditures at E&P were $126 million in the third quarter of 2022 and were related to economic investment projects, primarily related to the Terra Nova Asset Life Extension Project, net of support from the Government of Newfoundland and Labrador, development work at the West White Rose Project and development drilling at Hebron.
Refining and Marketing
R&M capital expenditures were $165 million in the third quarter of 2022 and were primarily related to asset sustainment and maintenance activities relating to the company’s planned maintenance program, as well as economic investment focused on expanding and enhancing the company’s sales and marketing business.
Corporate and Eliminations
Corporate and Eliminations capital expenditures were $33 million in the third quarter of 2022 and were primarily directed towards the company’s digital transformation.
2022 Third Quarter   Suncor Energy Inc.   31

Management’s Discussion and Analysis
7. FINANCIAL CONDITION AND LIQUIDITY
Indicators
	Twelve months ended September 30
	2022	2021
Return on capital employed(1)(2) (%)	17.5	4.5
Net debt to adjusted funds from operations(1) (times)	0.9	2.0
Total debt to total debt plus shareholders’ equity(1) (%)	33.5	34.3
Net debt to net debt plus shareholders’ equity(1) (%)	27.6	31.5
Net debt to net debt plus shareholders’ equity – excluding leases(1) (%)	23.4	27.5

(1)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

(2)
ROCE would have been 21.0% for the twelve months ended September 30, 2022, excluding the impact of the impairment reversal of  $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022, and the impact of the impairment of $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022. ROCE would have been 4.9% for the twelve months ended September 30, 2021, excluding the impact of impairments of  $559 million ($423 million after-tax) in the fourth quarter of 2020 and the impact of the impairment reversal of  $221 million ($168 million after-tax) in the third quarter of 2021.

Capital Resources
Suncor’s capital resources consist primarily of cash flow provided by operating activities, cash and cash equivalents, and available lines of credit. Suncor’s management believes the company will have the capital resources to fund its planned 2022 capital spending program of  $4.9 billion to $5.2 billion and to meet current and future working capital requirements, through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets. The company’s cash flow provided by operating activities depends on a number of factors, including commodity prices, production and sales volumes, refining and marketing gross margins, operating expenses, taxes, royalties and foreign exchange rates.
The company has invested cash in short-term financial instruments that are presented as cash and cash equivalents. The objectives of the company’s short-term investment portfolio are to ensure the preservation of capital, maintain adequate liquidity to meet Suncor’s cash flow requirements and deliver competitive returns derived from the quality and diversification of investments within acceptable risk parameters. The maximum weighted average term to maturity of the short-term investment portfolio is not expected to exceed six months, and all investments will be with counterparties with investment grade debt ratings.
Available Sources of Liquidity
For the three months ended September 30, 2022, cash and cash equivalents increased to $4.659 billion from $1.670 billion at June 30, 2022, due to cash flow provided by operating activities, net of income tax instalments paid, and an increase in short-term indebtedness exceeding the company’s capital and exploration expenditures, the repurchase of Suncor’s common shares under its normal course issuer bid program (NCIB), and the payment of dividends.
For the nine months ended September 30, 2022, cash and cash equivalents increased to $4.659 billion from $2.205 billion at December 31, 2021, due to cash flow provided by operating activities, net of income tax instalments paid, and an increase in short-term indebtedness exceeding the company’s capital and exploration expenditures, the repurchase of Suncor’s common shares under its NCIB, the payment of dividends, and the significant repayment of long-term debt during the first nine months of 2022.
As at September 30, 2022, the weighted average days to maturity of the company’s short-term investment portfolio was approximately 14 days.
Available credit facilities for liquidity purposes as at September 30, 2022, were $2.913 billion, compared to $4.247 billion at December 31, 2021. The decrease in liquidity was primarily due to an increase in short-term indebtedness.
In the third quarter of 2022, Standard & Poor’s (S&P) downgraded Suncor’s long-term senior debt rating to BBB from BBB+, with a Negative Outlook. S&P also affirmed the global short-term and commercial paper ratings at A-2 and lowered the Canada scale commercial paper rating to A-2 (Canada national scale) from A-1 (Low) (Canada national scale).
Financing Activities
Management of debt levels and liquidity continues to be a priority for Suncor given the company’s long-term plans and future expected volatility in the current business environment. Suncor believes a phased and flexible approach to existing and future projects should assist the company in maintaining its ability to manage project costs and debt levels.
32   2022 Third Quarter   Suncor Energy Inc.

Total Debt to Total Debt Plus Shareholders’ Equity
Suncor is subject to financial and operating covenants related to its bank debt and public market debt. Failure to meet the terms of one or more of these covenants may constitute an “event of default” as defined in the respective debt agreements, potentially resulting in accelerated repayment of one or more of the debt obligations. The company is in compliance with its financial covenant that requires total debt to not exceed 65% of its total debt plus shareholders’ equity. At September 30, 2022, total debt to total debt plus shareholders’ equity was 33.5% (December 31, 2021 – 33.4%). The company also continues to be in compliance with all operating covenants under its debt agreements.
Change in Debt
	Three months ended	Nine months ended
($ millions)	September 30, 2022	September 30, 2022
Total debt(1) – beginning of period	17 369	18 354

Decrease in long-term debt	—	(1 539)

Increase in short-term debt	1 167	1 436

Increase in lease liability	51	280

Lease payments	(79)	(246)

Foreign exchange on debt, and other	735	958
Total debt(1) – September 30, 2022	19 243	19 243

Less: Cash and cash equivalents – September 30, 2022	4 659	4 659
Net debt(1) – September 30, 2022	14 584	14 584

(1)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A.

The company’s total debt increased in the third quarter of 2022 primarily due to a significant increase in short-term indebtedness during the period and unfavourable foreign exchange rates on U.S. dollar denominated debt compared to June 30, 2022.
The company’s total debt increased in the first nine months of 2022 primarily due to an increase in short-term indebtedness in the period, unfavourable foreign exchange rates on U.S. dollar denominated debt compared to December 31, 2021, and leases entered into during the period, which was partially offset by the significant repayment of long-term debt and principal lease payments made during the first nine months of 2022.
At September 30, 2022, Suncor’s net debt was $14.584 billion, compared to $15.699 billion at June 30, 2022, and $16.149 billion at December 31, 2021. The change in net debt was primarily due to an increase in cash and cash equivalents, which was partially offset by the factors listed above.
In the third quarter of 2022, in support of its debt reduction and annual capital allocation targets, the company announced a tender offer to purchase for cash any and all of ten of its outstanding series of notes. Subsequent to the third quarter of 2022, as a result of the tender offer, the company repaid approximately $3.6 billion of its various notes below par.
Common Shares
September 30,
(thousands)	2022
Common shares	1 353 206

Common share options – exercisable	17 320

Common share options – non-exercisable	4 821
As at October 31, 2022, the total number of common shares outstanding was 1,349,013,259 and the total number of exercisable and non-exercisable common share options outstanding was 21,815,698. Once exercisable, each outstanding common share option is convertible into one common share.
Share Repurchases
In the first quarter of 2022, the TSX accepted a notice filed by Suncor to renew its NCIB to repurchase up to 5% of the company’s outstanding common shares through the facilities of the TSX, NYSE and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof. As at January 31, 2022, Suncor had 1,435,748,494 common shares issued and outstanding.
2022 Third Quarter   Suncor Energy Inc.   33

Management’s Discussion and Analysis
During the second quarter of 2022, and following the Board’s approval to increase the company’s share repurchase program to up to 10% of the company’s public float, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor’s public float as at January 31, 2022. No other terms of the NCIB have been amended. Suncor security holders may obtain a copy of the amended notice, without charge, by contacting the company.
Between February 8, 2022, and October 31, 2022, and pursuant to Suncor’s NCIB, Suncor repurchased 97,641,900 common shares on the open market, representing the equivalent of 6.8% of its common shares as at January 31, 2022, for $4.359 billion, at a weighted average price of  $44.65 per common share.
The actual number of common shares that may be repurchased and the timing of any such repurchases will be determined by Suncor. The company believes that, depending on the trading price of its common shares and other relevant factors, repurchasing its own shares represents an attractive investment opportunity and is in the best interests of the company and its shareholders. The company does not expect the decision to allocate cash to repurchase shares will affect its long-term strategy.
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2022	2021	2022	2021
Share repurchase activities (thousands of common shares)	25 003	28 112	100 215	63 101

Weighted average repurchase price per share (dollars per share)	41.20	25.05	44.00	26.39

Share repurchase cost	1 030	704	4 410	1 665
Contractual Obligations, Commitments, Guarantees and Off-Balance Sheet Arrangements
In the normal course of business, the company is obligated to make future payments, including contractual obligations and non-cancellable commitments. Suncor has included these items in the Financial Condition and Liquidity section of the 2021 annual MD&A with no material updates to note during the first nine months of 2022. Suncor does not believe it has any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures.
Subsequent to the third quarter of 2022, the company significantly decreased its commitments as a result of early debt repayments of approximately $3.6 billion of its various notes, which was partially offset by an increase in commitments associated with leases, primarily to due to building lease extensions entered into subsequent to the quarter. The significant debt reductions are expected to have a material impact on the company’s long-term debt and interest payments on long-term debt. Refer to note 6 to the unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2022, and note 21 to the audited Consolidated Financial Statements for the year ended December 31, 2021, for more details on the company’s long-term debt balances.
34   2022 Third Quarter   Suncor Energy Inc.

8. QUARTERLY FINANCIAL DATA
Trends in Suncor’s quarterly revenue, earnings and adjusted funds from operations are driven primarily by production volumes, which can be significantly impacted by major maintenance events, changes in commodity prices and crude differentials, refining crack spreads, foreign exchange rates and other significant events impacting operations, such as operational incidents and the impacts of the COVID-19 pandemic.
Financial Summary
Three months ended ($ millions, unless otherwise noted)	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020
Total production (mboe/d)

Oil Sands	646.0	641.5	685.7	665.9	605.1	615.7	690.6	671.5

Exploration and Production	78.1	78.7	80.4	77.4	93.5	84.0	95.3	97.7
	724.1	720.2	766.1	743.3	698.6	699.7	785.9	769.2
Revenues and other income

Operating revenues, net of royalties(1)	14 944	16 135	13 337	11 149	10 145	9 159	8 679	6 615

Other income (loss)	113	69	14	10	68	(66)	(43)	(21)
	15 057	16 204	13 351	11 159	10 213	9 093	8 636	6 594
Net (loss) earnings	(609)	3 996	2 949	1 553	877	868	821	(168)

per common share – basic (dollars)	(0.45)	2.84	2.06	1.07	0.59	0.58	0.54	(0.11)

per common share – diluted (dollars)	(0.45)	2.83	2.06	1.07	0.59	0.58	0.54	(0.11)
Adjusted operating earnings (loss)(2)(3)	2 565	3 814	2 755	1 294	1 043	722	746	(109)

per common share(4)(5) (dollars)	1.88	2.71	1.92	0.89	0.71	0.48	0.49	(0.07)
Adjusted funds from operations(2)	4 473	5 345	4 094	3 144	2 641	2 362	2 110	1 221

per common share(4)(5) (dollars)	3.28	3.80	2.86	2.17	1.79	1.57	1.39	0.80
Cash flow provided by operating activities	4 449	4 235	3 072	2 615	4 718	2 086	2 345	814

per common share – basic (dollars)	3.26	3.01	2.14	1.80	3.19	1.39	1.54	0.53
ROCE(4) (%) for the twelve months ended	17.5	19.4	12.7	8.6	4.5	1.9	(1.4)	(6.9)
ROCE excluding impairments(4) (%) for the twelve months ended	21.0	18.2	12.4	8.2	4.9	2.6	(0.6)	(2.9)
Common share information (dollars)

Dividend per common share	0.47	0.47	0.42	0.42	0.21	0.21	0.21	0.21

Share price at the end of trading

Toronto Stock Exchange (Cdn$)	38.90	45.16	40.70	31.65	26.26	29.69	26.27	21.35

New York Stock Exchange (US$)	28.15	35.07	32.59	25.03	20.74	23.97	20.90	16.78

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products was decreased by $150 million, with no effect on net earnings.

(2)
Non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Adjusted operating earnings (loss) for each quarter are defined in the Non-GAAP and Other Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each Quarterly Report to Shareholders issued by Suncor (Quarterly Reports) in respect of the relevant quarter. Adjusted funds from operations for each quarter are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.

(3)
Beginning in the first quarter of 2021, the company revised its calculation of adjusted operating earnings (loss), a non-GAAP financial measure, to exclude unrealized (gains) losses on derivative financial instruments that are recorded at fair value in other income (loss) to better align the earnings impact of the activity with the underlying items being risk-managed. Prior period comparatives have been restated to reflect this change.

(4)
Contains non-GAAP financial measures. See the Non-GAAP and Other Financial Measures Advisory section of this MD&A. Non-GAAP measures included in ROCE and ROCE excluding impairments are defined and reconciled to GAAP measures in the Non-GAAP and Other Financial Measures Advisory section of each Quarterly Report in respect of the relevant quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.

(5)
Represented on a basic per share basis.

2022 Third Quarter   Suncor Energy Inc.   35

Management’s Discussion and Analysis
Business Environment
(average for the three months ended)		Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Jun 30 2021	Mar 31 2021	Dec 31 2020
WTI crude oil at Cushing	US$/bbl	91.65	108.40	94.40	77.15	70.55	66.05	57.80	42.65

Dated Brent crude	US$/bbl	100.95	113.75	101.50	79.70	73.45	68.85	60.85	44.20

Dated Brent/Maya FOB price differential	US$/bbl	17.95	11.65	14.30	8.60	7.80	6.20	4.70	3.30

MSW at Edmonton	Cdn$/bbl	116.85	137.80	115.75	93.25	83.75	77.25	66.55	50.25

WCS at Hardisty	US$/bbl	71.75	95.60	79.80	62.50	56.95	54.60	45.40	33.35

Light/heavy crude oil differential for WTI at Cushing less WCS at Hardisty	US$/bbl	(19.90)	(12.80)	(14.60)	(14.65)	(13.60)	(11.45)	(12.40)	(9.30)

SYN-WTI (differential) premium	US$/bbl	8.80	6.05	(1.30)	(1.80)	(1.60)	0.35	(3.50)	(3.05)

Condensate at Edmonton	US$/bbl	87.35	108.35	96.15	79.10	69.20	66.40	58.00	42.55

Natural gas (Alberta spot) at AECO	Cdn$/GJ	4.15	6.90	4.50	4.45	3.40	2.95	2.95	2.50

Alberta Power Pool Price	Cdn$/MWh	221.40	122.45	90.00	107.30	100.35	104.50	95.45	46.15

New York Harbor 2-1-1 crack(1)	US$/bbl	46.70	60.05	28.25	20.65	20.90	20.35	15.60	9.85

Chicago 2-1-1 crack(1)	US$/bbl	43.30	49.40	20.20	16.90	20.45	20.25	13.40	7.95

Portland 2-1-1 crack(1)	US$/bbl	57.30	63.45	33.80	25.35	26.70	24.55	15.80	13.15

Gulf Coast 2-1-1 crack(1)	US$/bbl	41.85	52.55	26.80	19.65	19.55	18.25	14.45	9.00

U.S. Renewable Volume Obligation	US$/bbl	8.10	7.80	6.45	6.10	7.35	8.15	5.50	3.50

Exchange rate	US$/Cdn$	0.77	0.78	0.79	0.79	0.79	0.81	0.79	0.77

Exchange rate (end of period)	US$/Cdn$	0.73	0.78	0.80	0.79	0.78	0.81	0.80	0.78

(1)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel. The crack spreads presented here generally approximate the regions into which the company sells refined products through retail and wholesale channels.

36   2022 Third Quarter   Suncor Energy Inc.

9. OTHER ITEMS
Accounting Policies and New IFRS Standards
Suncor’s significant accounting policies and a summary of recently announced accounting standards are described in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2021 annual MD&A and in notes 3 and 5 of Suncor’s audited Consolidated Financial Statements for the year ended December 31, 2021.
Critical Accounting Estimates
The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect reported assets, liabilities, revenues and expenses, gains and losses, and disclosures of contingencies. These estimates and assumptions are subject to change based on experience and new information. Critical accounting estimates are those that require management to make assumptions about matters that are highly uncertain at the time the estimate is made. Critical accounting estimates are also those estimates which, where a different estimate could have been used or where changes in the estimate that are reasonably likely to occur, would have a material impact on the company’s financial condition, changes in financial condition or financial performance. Critical accounting estimates and judgments are reviewed annually by the Audit Committee of the Board of Directors. A detailed description of Suncor’s critical accounting estimates is provided in note 4 to the audited Consolidated Financial Statements for the year ended December 31, 2021, and in the Accounting Policies and Critical Accounting Estimates section of Suncor’s 2021 annual MD&A.
Financial Instruments
Suncor periodically enters into derivative contracts such as forwards, futures, swaps, options and costless collars to manage exposure to fluctuations in commodity prices and foreign exchange rates, and to optimize the company’s position with respect to interest payments. The company also uses physical and financial energy derivatives to earn trading profits. For more information on Suncor’s financial instruments and the related financial risk factors, see note 27 of the audited Consolidated Financial Statements for the year ended December 31, 2021, note 9 to the unaudited interim Consolidated Financial Statements for the three and nine months ended September 30, 2022, and the Financial Condition and Liquidity section of the 2021 annual MD&A.
Control Environment
Based on their evaluation as at September 30, 2022, Suncor’s Interim Chief Executive Officer and Chief Financial Officer concluded that the company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the company in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In April 2022, the company implemented a new enterprise resource planning (ERP) system across the entire organization; accordingly, the company modified a number of internal controls. There were no other changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three-month period ended September 30, 2022, that have materially affected, or are reasonably likely to materially affect, the company’s internal control over financial reporting. Management will continue to periodically evaluate the company’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.
The company is taking actions to monitor and maintain appropriate internal controls during the transition period following the new ERP system implementation. These include performing additional controls, verifications and testing to ensure data integrity.
Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Corporate Guidance
Suncor has further updated its previously announced 2022 guidance (which was originally disclosed via press release on December 13, 2021), as set forth in Suncor’s press releases dated February 2, 2022, May 9, 2022, August 4, 2022, and November 2, 2022, a copy of which is available on www.sedar.com.
2022 Third Quarter   Suncor Energy Inc.   37

Management’s Discussion and Analysis
10. NON-GAAP AND OTHER FINANCIAL MEASURES ADVISORY
Certain financial measures in this MD&A – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, measures contained in ROCE and ROCE excluding impairments, price realizations, free funds flow, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, refining operating expense, net debt, total debt, LIFO inventory valuation methodology and related per share or per barrel amounts or metrics that contain such measures – are not prescribed by GAAP. These non-GAAP financial measures are included because management uses the information to analyze business performance, leverage and liquidity, as applicable, and it may be useful to investors on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. Therefore, these non-GAAP financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Except as otherwise indicated, these non-GAAP financial measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods.
Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations, respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were restated.
Adjusted Operating Earnings (Loss)
Adjusted operating earnings (loss) is a non-GAAP financial measure that adjusts net earnings (loss) for significant items that are not indicative of operating performance. Management uses adjusted operating earnings (loss) to evaluate operating performance because management believes it provides better comparability between periods. Adjusted operating earnings (loss) is reconciled to net earnings (loss) in the Consolidated Financial Information and Segment Results and Analysis sections of this MD&A.
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted operating earnings (loss). Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.
Bridge Analyses of Adjusted Operating Earnings (Loss)
Throughout this MD&A, the company presents charts that illustrate the change in adjusted operating earnings (loss) from the comparative period through key variance factors. These factors are analyzed in the Adjusted Operating Earnings (Loss) narratives following the bridge analyses in particular sections of this MD&A. These bridge analyses are presented because management uses this presentation to evaluate performance.
•
The factor for Sales Volumes and Mix is calculated based on sales volumes and mix for the Oil Sands and E&P segments and throughput volumes for the R&M segment.

•
The factor for Price, Margin and Other Revenue includes upstream price realizations before royalties, with the exception of Libya, which is net of royalties, and realized commodity risk management activities. Also included are refining and marketing gross margins, other operating revenue, and the net impacts of sales and purchases of third-party crude, including product purchased for use as diluent in the company’s Oil Sands operations and subsequently sold as part of diluted bitumen.

•
The factor for Royalties excludes the impact of Libya, as royalties in Libya are taken into account in Price, Margin and Other Revenue as described above.

•
The factor for Inventory Valuation includes the before-tax impact of the FIFO method of inventory valuation in the company’s R&M segment, as well as the impact of the deferral or realization of profit or loss on crude oil sales from the Oil Sands segment to Suncor’s refineries, as both represent inventory valuation adjustments, and downstream realized commodity risk management activities.

•
The factor for Operating and Transportation Expense includes project startup costs, operating, selling and general expense, and transportation expense.

•
The factor for Financing Expense and Other includes financing expenses, other income, operational foreign exchange gains and losses and changes in gains and losses on disposal of assets that are not adjusted operating earnings (loss) adjustments.

•
The factor for DD&A and Exploration Expense includes depreciation, depletion and amortization expense, and exploration expense.

•
The factor for Income Tax includes the company’s current and deferred income tax expense on adjusted operating earnings, changes in statutory income tax rates and other income tax adjustments.

38   2022 Third Quarter   Suncor Energy Inc.

Return on Capital Employed (ROCE) and ROCE Excluding Impairments
ROCE is a measure that management uses to analyze operating performance and the efficiency of Suncor’s capital allocation process. ROCE is calculated using the non-GAAP financial measures adjusted net earnings and average capital employed. Adjusted net earnings are calculated by taking net earnings (loss) and adjusting after-tax amounts for unrealized foreign exchange on U.S. dollar denominated debt and net interest expense. Average capital employed is calculated as a twelve-month average of the capital employed balance at the beginning of the twelve-month period and the month-end capital employed balances throughout the remainder of the twelve-month period. Figures for capital employed at the beginning and end of the twelve-month period are presented to show the changes in the components of the calculation over the twelve-month period.
For the twelve months ended September 30
($ millions, except as noted)		2022	2021
Adjustments to net earnings

Net earnings		7 889	2 398

Add (deduct) after-tax amounts for:

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt		838	(619)

Net interest expense		635	672
Adjusted net earnings(1)	A	9 362	2 451
Capital employed – beginning of twelve-month period

Net debt(2)		16 671	19 710

Shareholders’ equity		36 300	36 344
		52 971	56 054
Capital employed – end of twelve-month period

Net debt(2)		14 584	16 671

Shareholders’ equity		38 167	36 300
		52 751	52 971
Average capital employed	B	53 613	54 928
ROCE (%)(3)	A/B	17.5	4.5

(1)
Total before-tax impact of adjustments is $1.742 billion for the twelve months ended September 30, 2022, and $198 million for the twelve months ended September 30, 2021.

(2)
Net debt is a non-GAAP financial measure.

(3)
ROCE would have been 21.0% for the twelve months ended September 30, 2022, excluding the impact of the impairment reversal of  $715 million ($542 million after-tax) and impairment of  $70 million ($47 million after-tax) in the second quarter of 2022, and the impact of the impairment of $3.397 billion ($2.586 billion after-tax) in the third quarter of 2022. ROCE would have been 4.9% for the twelve months ended September 30, 2021, excluding the impact of impairments of  $559 million ($423 million after-tax) in the fourth quarter of 2020 and the impact of the impairment reversal of  $221 million ($168 million after-tax) in the third quarter of 2021.

2022 Third Quarter   Suncor Energy Inc.   39

Management’s Discussion and Analysis
Adjusted Funds From (Used In) Operations(1)
Adjusted funds from (used in) operations is a non-GAAP financial measure that adjusts a GAAP measure – cash flow provided by operating activities – for changes in non-cash working capital, which management uses to analyze operating performance and liquidity. Changes to non-cash working capital can be impacted by, among other factors, commodity price volatility, the timing of offshore feedstock purchases and payments for commodity and income taxes, the timing of cash flows related to accounts receivable and accounts payable, and changes in inventory, which management believes reduces comparability between periods.
Adjusted funds from (used in) operations for each quarter are separately defined and reconciled to the cash flow provided by the operating activities measure in the Non-GAAP and Other Financial Measures Advisory section of each respective management’s discussion and analysis or quarterly report to shareholders, as applicable, for the related quarter, with such information being incorporated by reference herein and available on SEDAR at www.sedar.com.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
(Loss) earnings before income taxes(1)	(1 193)	629	637	590	753	848	(676)	(753)	—	—	(479)	1 314

Adjustments for:

Depreciation, depletion, amortization and impairment	4 463	1 098	141	(98)	207	193	41	25	—	—	4 852	1 218

Accretion	64	60	15	14	3	2	(1)	—	—	—	81	76

Unrealized foreign exchange loss on U.S. dollar denominated debt	—	—	—	—	—	—	723	282	—	—	723	282

Change in fair value of financial instruments and trading inventory	(44)	(30)	44	15	196	68	—	(1)	—	—	196	52

(Gain) loss on disposal of assets	(1)	—	65	—	1	(10)	—	1	—	—	65	(9)

Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	80	—	—	—	80

Share-based compensation	(8)	2	(1)	—	(6)	1	(14)	(2)	—	—	(29)	1

Settlement of decommissioning and restoration liabilities	(56)	(67)	(1)	(1)	(7)	(7)	—	1	—	—	(64)	(74)

Other	32	53	(6)	1	27	18	27	15	—	—	80	87

Current income tax expense	—	—	—	—	—	—	—	—	(952)	(386)	(952)	(386)
Adjusted funds from (used in) operations(1)	3 257	1 745	894	521	1 174	1 113	100	(352)	(952)	(386)	4 473	2 641

Change in non-cash working capital											(24)	2 077
Cash flow provided by operating activities											4 449	4 718

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

40   2022 Third Quarter   Suncor Energy Inc.

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Income Taxes(1)		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Earnings (loss) before income taxes(1)	4 008	1 656	2 643	1 188	4 177	2 268	(2 050)	(1 596)	—	—	8 778	3 516

Adjustments for:

Depreciation, depletion, amortization and impairment	6 847	3 348	(235)	195	618	610	91	67	—	—	7 321	4 220

Accretion	185	179	45	43	6	5	(1)	—	—	—	235	227

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt	—	—	—	—	—	—	929	(88)	—	—	929	(88)

Change in fair value of financial instruments and trading inventory	(87)	(74)	5	(39)	71	50	—	—	—	—	(11)	(63)

(Gain) loss on disposal of assets	(2)	—	65	—	(10)	(18)	—	(7)	—	—	53	(25)

Loss on extinguishment of long-term debt	—	—	—	—	—	—	—	80	—	—	—	80

Share-based compensation	73	25	1	1	20	13	67	41	—	—	161	80

Settlement of decommissioning and restoration liabilities	(203)	(174)	(19)	(2)	(12)	(11)	(1)	—	—	—	(235)	(187)

Other	81	156	(46)	—	28	45	(2)	50	—	—	61	251

Current income tax expense	—	—	—	—	—	—	—	—	(3 380)	(898)	(3 380)	(898)
Adjusted funds from (used in) operations(1)	10 902	5 116	2 459	1 386	4 898	2 962	(967)	(1 453)	(3 380)	(898)	13 912	7 113

Change in non-cash working capital											(2 156)	2 036
Cash flow provided by operating activities											11 756	9 149

(1)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of this MD&A for a discussion on income taxes.

2022 Third Quarter   Suncor Energy Inc.   41

Management’s Discussion and Analysis
Free Funds Flow
Free funds flow is a non-GAAP financial measure that is calculated by taking adjusted funds from operations and subtracting capital expenditures, including capitalized interest. Free funds flow reflects cash available for increasing distributions to shareholders and reducing debt. Management uses free funds flow to measure the capacity of the company to increase returns to shareholders and to grow Suncor’s business.
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Cash flow provided by operating activities	4 449	4 718	11 756	9 149

(Add) deduct change in non-cash working capital	(24)	2 077	(2 156)	2 036
Adjusted funds from operations	4 473	2 641	13 912	7 113

Less capital expenditures including capitalized interest(1)	(1 379)	(1 221)	(3 685)	(3 371)
Free funds flow	3 094	1 420	10 227	3 742

(1)
Excludes capital expenditures related to assets held for sale of  $38 million in the third quarter of 2022 and $93 million in the first nine months of 2022.

Oil Sands Operations, Fort Hills and Syncrude Cash Operating Costs
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, research costs, safe-mode costs associated with the deferral of capital projects, additional costs incurred in response to the COVID-19 pandemic, adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; and iii) project startup costs. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.
42   2022 Third Quarter   Suncor Energy Inc.

Refining and Marketing Gross Margin and Refining Operating Expense
Refining and marketing gross margins and refining operating expense are non-GAAP financial measures. Refining and marketing gross margin, on a FIFO basis, is calculated by adjusting R&M segment operating revenue, other income and purchases of crude oil and products (all of which are GAAP measures) for intersegment marketing fees recorded in intersegment revenues. Refining and marketing gross margin, on a LIFO basis, is further adjusted for the impacts of FIFO inventory valuation recorded in purchases of crude oil and products and risk management activities recorded in other income (loss). Refinery operating expense is calculated by adjusting R&M segment OS&G for i) non-refining costs pertaining to the company’s supply, marketing and ethanol businesses; and ii) non-refining costs that management believes do not relate to the production of refined products, including, but not limited to, share-based compensation and enterprise shared service allocations. Management uses refining and marketing gross margin and refining operating expense to measure operating performance on a production barrel basis.
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2022	2021	2022	2021
Refining and marketing gross margin reconciliation

Operating revenues	9 615	6 341	27 709	16 292

Purchases of crude oil and products	(7 879)	(4 710)	(20 746)	(11 697)
	1 736	1 631	6 963	4 595

Other (loss) income	(46)	(9)	(121)	(48)

Non-refining and marketing margin	(4)	(13)	(23)	(40)
Refining and marketing gross margin – FIFO	1 686	1 609	6 819	4 507

Refinery production(1) (mbbls)	45 000	45 026	124 828	118 287
Refining and marketing gross margin – FIFO ($/bbl)	37.45	35.75	54.65	38.10
FIFO and risk management activities adjustment	585	(91)	(669)	(811)
Refining and marketing gross margin – LIFO	2 271	1 518	6 150	3 696
Refining and marketing gross margin – LIFO ($/bbl)	50.45	33.80	49.25	31.25
Refining operating expense reconciliation

Operating, selling and general expense	596	502	1 747	1 453

Non-refining costs	(291)	(256)	(908)	(757)
Refining operating expense	305	246	839	696

Refinery production(1) (mbbls)	45 000	45 026	124 828	118 287
Refining operating expense ($/bbl)	6.80	5.45	6.70	5.90

(1)
Refinery production is the output of the refining process, and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

2022 Third Quarter   Suncor Energy Inc.   43

Management’s Discussion and Analysis
Impact of First-in, First-out (FIFO) Inventory Valuation on Refining and Marketing Net Earnings (Loss)
GAAP requires the use of a FIFO inventory valuation methodology. For Suncor, this results in a disconnect between the sales prices for refined products, which reflect current market conditions, and the amount recorded as the cost of sale for the related refinery feedstock, which reflects market conditions at the time the feedstock was purchased. This lag between purchase and sale can be anywhere from several weeks to several months, and is influenced by the time to receive crude after purchase (which can be several weeks for foreign offshore crude purchases), regional crude inventory levels, the completion of refining processes, transportation time to distribution channels and regional refined product inventory levels.
Suncor prepares and presents an estimate of the impact of using a FIFO inventory valuation methodology compared to a LIFO methodology, because management uses the information to analyze operating performance and compare itself against refining peers that are permitted to use LIFO inventory valuation under United States GAAP (U.S. GAAP).
The company’s estimate is not derived from a standardized calculation and, therefore, may not be directly comparable to similar measures presented by other companies, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP or U.S. GAAP.
Net Debt and Total Debt
Net debt and total debt are non-GAAP financial measures that management uses to analyze the financial condition of the company. Total debt includes short-term debt, current portion of long-term debt, current portion of long-term lease liabilities, long-term debt and long-term lease liabilities (all of which are GAAP measures). Net debt is equal to total debt less cash and cash equivalents (a GAAP measure).
	September 30	December 31
($ millions, except as noted)	2022	2021
Short-term debt	2 837	1 284

Current portion of long-term debt	—	231

Current portion of long-term lease liabilities	305	310

Long-term debt	13 496	13 989

Long-term lease liabilities	2 605	2 540
Total debt	19 243	18 354

Less: Cash and cash equivalents	4 659	2 205
Net debt	14 584	16 149

Shareholders’ equity	38 167	36 614
Total debt plus shareholders’ equity	57 410	54 968
Total debt to total debt plus shareholders’ equity (%)	33.5	33.4
Net debt to net debt plus shareholders’ equity (%)	27.6	30.6
Net debt to net debt plus shareholders’ equity – excluding leases (%)	23.4	26.6
44   2022 Third Quarter   Suncor Energy Inc.

Price Realizations
Price realizations are a non-GAAP measure used by management to measure profitability. Oil Sands price realizations are presented on a crude product basis and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues associated with production. E&P price realizations are presented on an asset location basis and are derived from the E&P segmented statement of net earnings (loss), after adjusting for other E&P assets, such as Libya, for which price realizations are not provided.
Oil Sands Price Realizations
For the quarter ended	September 30, 2022				September 30, 2021
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment
Operating revenues, net of royalties	2 299	4 407	6 706	6 706	1 478	2 995	4 473	4 473

Add: Royalties	243	586	829	829	145	359	504	504
Operating revenues	2 542	4 993	7 535	7 535	1 623	3 354	4 977	4 977

Other (loss) income	74	(4)	70	70	1	75	76	76

Purchases of crude oil and products	(634)	(144)	(778)	(778)	(387)	(55)	(442)	(442)

Gross realization adjustment(1)	(145)	(52)	(197)		(65)	(109)	(174)
Gross realization	1 837	4 793	6 630		1 172	3 265	4 437
Transportation and distribution	(143)	(195)	(338)	(338)	(100)	(177)	(277)	(277)
Price realization	1 694	4 598	6 292		1 072	3 088	4 160
Sales volumes (mbbls)	21 272	38 561	59 833		17 888	38 507	56 395
Price realization per barrel	79.60	119.27	105.16		59.91	80.21	73.78
For the nine months ended	September 30, 2022				September 30, 2021
($ millions, except as noted)	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Crude Sales Basket	Oil Sands Segment
Operating revenues, net of royalties	5 799	14 667	20 466	20 466	3 748	9 334	13 082	13 082

Add: Royalties	746	2 555	3 301	3 301	221	661	882	882
Operating revenues	6 545	17 222	23 767	23 767	3 969	9 995	13 964	13 964

Other (loss) income	33	60	93	93	(63)	58	(5)	(5)

Purchases of crude oil and products	(1 491)	(301)	(1 792)	(1 792)	(911)	(126)	(1 037)	(1 037)

Gross realization adjustment(1)	(51)	(293)	(344)		(122)	(233)	(355)
Gross realization	5 036	16 688	21 724		2 873	9 694	12 567
Transportation and distribution	(327)	(591)	(918)	(918)	(271)	(562)	(833)	(833)
Price realization	4 709	16 097	20 806		2 602	9 132	11 734
Sales volumes (mbbls)	49 910	130 145	180 055		50 834	124 339	175 173
Price realization per barrel	94.31	123.70	115.55		51.16	73.44	66.97

(1)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

2022 Third Quarter   Suncor Energy Inc.   45

Management’s Discussion and Analysis
E&P Price Realizations
For the quarter ended	September 30, 2022				September 30, 2021
($ millions, except as noted)	E&P International	E&P Canada	Other(1)(2)	E&P Segment	E&P International	E&P Canada	Other(1)(2)	E&P Segment
Operating revenues, net of royalties	280	630	6	916	185	372	78	635

Add: Royalties	—	96	—	96	—	55	54	109
Operating revenues	280	726	6	1 012	185	427	132	744

Transportation and distribution	(7)	(12)	—	(19)	(8)	(13)	(2)	(23)
Price realization	273	714	6		177	414	130
Sales volumes (mbbls)	1 984	5 475			2 058	4 613
Price realization per barrel	137.29	130.37			85.29	90.23
For the nine months ended	September 30, 2022				September 30, 2021
($ millions, except as noted)	International	East Coast Canada	Other(1)(2)	E&P Segment	International	East Coast Canada	Other(1)(2)	E&P Segment
Operating revenues, net of royalties	844	1 776	190	2 810	600	1 123	146	1 869

Add: Royalties	—	289	147	436	—	183	188	371
Operating revenues	844	2 065	337	3 246	600	1 306	334	2 240

Transportation and distribution	(19)	(48)	—	(67)	(19)	(33)	(43)	(95)
Price realization	825	2 017	337		581	1 273	291
Sales volumes (mbbls)	6 560	15 339			7 505	15 662
Price realization per barrel	125.61	131.45			77.09	81.43

(1)
Reflects other E&P assets, such as Libya, for which price realizations are not provided.

(2)
Production from the company’s Libya operations has been presented in the E&P section of this MD&A on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. In the third quarter of 2022, there were no Libya sales included in production, revenue or royalties. In the first nine months of 2022, revenue includes a gross-up amount of  $252 million, with an offsetting amount of  $148 million in royalties in the E&P segment and $104 million in income tax expense recorded at the consolidated level. In the third quarter of 2021, revenue includes a gross-up amount of $101 million, with an offsetting amount of  $53 million in royalties in the E&P segment and $48 million in income tax expense recorded at the consolidated level. In the first nine months of 2021, revenue includes a gross-up amount of  $236 million, with an offsetting amount of  $188 million in royalties in the E&P segment and $48 million in income tax expense recorded at the consolidated level.

46   2022 Third Quarter   Suncor Energy Inc.

11. COMMON ABBREVIATIONS
The following is a list of abbreviations that may be used in this MD&A:
Measurement		Places and Currencies
bbl	barrel	U.S.	United States
bbls/d	barrels per day	U.K.	United Kingdom
mbbls/d	thousands of barrels per day
		$ or Cdn$	Canadian dollars
boe	barrels of oil equivalent	US$	United States dollars
boe/d	barrels of oil equivalent per day
mboe	thousands of barrels of oil equivalent
mboe/d	thousands of barrels of oil equivalent per day	Financial and Business Environment
		Q3	Three months ended September 30
GJ	Gigajoule	DD&A	Depreciation, depletion and amortization
		WTI	West Texas Intermediate
mcf	thousands of cubic feet of natural gas	WCS	Western Canadian Select
mcfe	thousands of cubic feet of natural gas equivalent	SCO	Synthetic crude oil
		SYN	Synthetic crude oil benchmark
MW	megawatts	MSW	Mixed Sweet Blend
MWh	megawatts per hour	NYMEX	New York Mercantile Exchange
		YTD	Year to date
2022 Third Quarter   Suncor Energy Inc.   47

Management’s Discussion and Analysis
12. FORWARD-LOOKING INFORMATION
This MD&A contains certain forward-looking information and forward-looking statements (collectively referred to herein as “forward-looking statements”) within the meaning of applicable Canadian and U.S. securities laws. Forward-looking statements and other information are based on Suncor’s current expectations, estimates, projections and assumptions that were made by the company in light of information available at the time the statement was made and consider Suncor’s experience and its perception of historical trends, including expectations and assumptions concerning: the accuracy of reserves estimates; the current and potential adverse impacts of the COVID-19 pandemic, including the status of the pandemic and future waves; commodity prices and interest and foreign exchange rates; the performance of assets and equipment; uncertainty related to geopolitical conflict; capital efficiencies and cost savings; applicable laws and government policies; future production rates; the sufficiency of budgeted capital expenditures in carrying out planned activities; the availability and cost of labour, services and infrastructure; the satisfaction by third parties of their obligations to Suncor; the development and execution of projects; and the receipt, in a timely manner, of regulatory and third-party approvals. All statements and information that address expectations or projections about the future, and other statements and information about Suncor’s strategy for growth, expected and future expenditures or investment decisions, commodity prices, costs, schedules, production volumes, operating and financial results, future financing and capital activities, and the expected impact of future commitments are forward-looking statements. Some of the forward-looking statements may be identified by words like “expects”, “anticipates”, “will”, “estimates”, “plans”, “scheduled”, “intends”, “believes”, “projects”, “indicates”, “could”, “focus”, “vision”, “goal”, “outlook”, “proposed”, “target”, “objective”, “continue”, “should”, “may”, “future”, “potential”, “opportunity”, “would”, “priority”, “strategy” and similar expressions. Forward-looking statements in this MD&A include references to:
•
statements regarding Suncor's agreement to acquire Teck's 21.3% working interest in Fort Hills, including the expected benefits therefrom, the timing of closing and Suncor's belief that it is a strategic fit with its focus on core assets and underscores its confidence in the long-term value of the Fort Hills project;

•
statements regarding Fort Hills, including those relating to expected volumes;

•
statements about Suncor's 2025 targeted net debt range of  $12 billion to $15 billion, the company's expectation that it remains on track with its previously articulated capital allocation framework and that the company will increase its share buyback allocation to 75% by the end of the first quarter of 2023;

•
Suncor’s commitment to improving its safety and operational performance and the steps it will take to do so in order to achieve its operational excellence priorities and Suncor’s aim to further grow its profitability by focusing on the company’s capital investments on high-value cash flow initiatives that support its incremental free funds flow targets while continuing to adjust and streamline its portfolio to optimize its base business;

•
Suncor’s expectation that the sale of its wind and solar assets will close in the first quarter of 2023 and the expected gross proceeds therefrom and statements regarding the potential sale of Suncor’s U.K. E&P portfolio, including the expectation that it will close within the next twelve months;

•
statements regarding Suncor’s strategic review of its downstream retail business, including the goals, process and anticipated timing for the review to be completed;

•
statements about Suncor’s incremental free funds flow target, including with respect to the strategic initiatives that are expected to contribute to the target and the company’s expectation that it will achieve an additional $400 million of incremental free funds flow in 2022, primarily driven by the implementation of digital, process and technology initiatives;

•
Suncor’s belief that the Norway asset sale, the sale of its wind and solar assets and the U.K. E&P portfolio will enable a sharpened focus on Suncor’s core business;

•
expectations regarding Suncor’s operatorship of the Syncrude asset, including that the Suncor is continuing to progress towards realizing $100 million of annual gross synergies for the Syncrude joint venture owners in 2022, with an additional $200 million of annual gross synergies expected to be realized through 2023-2024;

•
Suncor’s expectation that it will remain committed to its capital allocation framework, its plan to accelerate its capital allocation plan and allocate incremental free funds flow in accordance therewith, with excess funds being allocated towards debt repayment and share buybacks based on net debt levels and the expected timing that it will reach such net debt levels;

•
statements about the Terra Nova Floating, Production, Storage and Offloading facility and the Asset Life Extension Project, including that the asset is on track to sail back to Canada later in the fourth quarter of 2022 for a safe return to production in early 2023;

•
statements regarding Suncor’s ambition to be net zero by 2050 and its belief that the Pathways Alliance’s carbon capture project will be an essential part of the path to net zero;

•
statements with respect to planned maintenance events, the timing thereof and the expected benefits therefrom;

48   2022 Third Quarter   Suncor Energy Inc.

•
Suncor’s belief that its indicative 5-2-2-1 index will continue to be an appropriate measure against Suncor’s actual results;

•
statements regarding Suncor’s planned 2022 capital spending program of  $4.9 billion to $5.2 billion, including Suncor’s belief that it will have the capital resources to fund the capital spending program and to meet current and future working capital requirements through cash and cash equivalents balances, cash flow provided by operating activities, available committed credit facilities, issuing commercial paper and, if needed, accessing capital markets and Suncor’s expectations regarding the allocation of its capital spending program and its expected benefits therefrom;

•
the objectives of Suncor’s short-term investment portfolio and Suncor’s expectation that the maximum weighted average term to maturity of the short-term investment portfolio will not exceed six months, and that all investments will be with counterparties with investment grade debt ratings;

•
the company’s priority regarding the management of debt levels and liquidity given the company’s long-term plans and future expected volatility in the pricing environment and Suncor’s belief that a phased and flexible approach to existing and future projects should assist Suncor in its ability to manage project costs and debt levels;

•
the company’s belief that it does not have any guarantees or off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on the company’s financial performance or financial condition, results of operations, liquidity or capital expenditures;

•
statements about the NCIB, including the amount, timing and manner of purchases under the NCIB, that depending on the trading price of its common shares and other relevant factors, repurchasing its common shares represents an attractive investment opportunity and is in the best interest of the company and its shareholders, and the expectation that the decision to allocate cash to repurchase shares will not affect its long-term strategy; and

•
Suncor’s full-year outlook range on full-year U.K. statutory tax rate and the Cdn$/US$ exchange rate as well as business environment outlook assumptions for Brent Sullom Voe, WTI at Cushing, WCS at Hardisty, New York Harbor 2-1-1 crack and AECO-C Spot.

Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Suncor’s actual results may differ materially from those expressed or implied by its forward-looking statements, so readers are cautioned not to place undue reliance on them. The financial and operating performance of the company’s reportable operating segments, specifically Oil Sands, E&P and R&M, may be affected by a number of factors.
Factors that affect Suncor’s Oil Sands segment include, but are not limited to, volatility in the prices for crude oil and other production, and the related impacts of fluctuating light/heavy and sweet/sour crude oil differentials; changes in the demand for refinery feedstock and diesel fuel, including the possibility that refiners that process the company’s proprietary production will be closed, experience equipment failure or other accidents; Suncor’s ability to operate its Oil Sands facilities reliably in order to meet production targets; the output of newly commissioned facilities, the performance of which may be difficult to predict during initial operations; Suncor’s dependence on pipeline capacity and other logistical constraints, which may affect the company’s ability to distribute products to market and which may cause the company to delay or cancel planned growth projects in the event of insufficient takeaway capacity; Suncor’s ability to finance Oil Sands economic investment and asset sustainment and maintenance capital expenditures; the availability of bitumen feedstock for upgrading operations, which can be negatively affected by poor ore grade quality, unplanned mine equipment and extraction plant maintenance, tailings storage, and in situ reservoir and equipment performance, or the unavailability of third-party bitumen; changes in operating costs, including the cost of labour, natural gas and other energy sources used in oil sands processes; and the company’s ability to complete projects, including planned maintenance events, both on time and on budget, which could be impacted by competition from other projects (including other oil sands projects) for goods and services and demands on infrastructure in Alberta’s Wood Buffalo region and the surrounding area (including housing, roads and schools).
Factors that affect Suncor’s E&P segment include, but are not limited to, volatility in crude oil and natural gas prices; operational risks and uncertainties associated with oil and gas activities, including unexpected formations or pressures, premature declines of reservoirs, fires, blow-outs, equipment failures and other accidents, uncontrollable flows of crude oil, natural gas or well fluids, and pollution and other environmental risks; adverse weather conditions, which could disrupt output from producing assets or impact drilling programs, resulting in increased costs and/or delays in bringing on new production; political, economic and socioeconomic risks associated with Suncor’s foreign operations, including the unpredictability of operating in Libya due to ongoing political unrest; and market demand for mineral rights and producing properties, potentially leading to losses on disposition or increased property acquisition costs.
Factors that affect our R&M segment include, but are not limited to, fluctuations in demand and supply for refined products that impact the company’s margins; market competition, including potential new market entrants; the company’s ability to reliably operate refining and marketing facilities in order to meet production or sales targets; and risks and uncertainties affecting construction or planned maintenance schedules, including the availability of labour and other impacts of competing projects drawing on the same resources during the same time period.
Additional risks, uncertainties and other factors that could influence the financial and operating performance of all of Suncor’s operating segments and activities include, but are not limited to, changes in general economic, market and business conditions, such as commodity
2022 Third Quarter   Suncor Energy Inc.   49

Management’s Discussion and Analysis
prices, interest rates and currency exchange rates (including as a result of demand and supply effects resulting from the COVID-19 pandemic and the actions of OPEC+); fluctuations in supply and demand for Suncor’s products; the successful and timely implementation of capital projects, including growth projects and regulatory projects; risks associated with the development and execution of Suncor’s major projects and the commissioning and integration of new facilities; the possibility that completed maintenance activities may not improve operational performance or the output of related facilities; the risk that projects and initiatives intended to achieve cash flow growth and/or reductions in operating costs may not achieve the expected results in the time anticipated or at all; competitive actions of other companies, including increased competition from other oil and gas companies or from companies that provide alternative sources of energy; labour and material shortages; actions by government authorities, including the imposition or reassessment of, or changes to, taxes, fees, royalties, duties and other government-imposed compliance costs; changes to laws and government policies that could impact the company’s business, including environmental (including climate change), royalty and tax laws and policies; the ability and willingness of parties with whom Suncor has material relationships to perform their obligations to the company; the unavailability of, or outages to, third-party infrastructure that could cause disruptions to production or prevent the company from being able to transport its products; the occurrence of a protracted operational outage, a major safety or environmental incident, or unexpected events such as fires (including forest fires), equipment failures and other similar events affecting Suncor or other parties whose operations or assets directly or indirectly affect Suncor; the potential for security breaches of Suncor’s information technology and infrastructure by malicious persons or entities, and the unavailability or failure of such systems to perform as anticipated as a result of such breaches; security threats and terrorist or activist activities; the risk that competing business objectives may exceed Suncor’s capacity to adopt and implement change; risks and uncertainties associated with obtaining regulatory, third-party and stakeholder approvals outside of Suncor’s control for the company’s operations, projects, initiatives and exploration and development activities and the satisfaction of any conditions to approvals; the potential for disruptions to operations and construction projects as a result of Suncor’s relationships with labour unions that represent employees at the company’s facilities; the company’s ability to find new oil and gas reserves that can be developed economically; the accuracy of Suncor’s reserves, resources and future production estimates; market instability affecting Suncor’s ability to borrow in the capital debt markets at acceptable rates or to issue other securities at acceptable prices; maintaining an optimal debt to cash flow ratio; the success of the company’s marketing and logistics activities using derivatives and other financial instruments; the cost of compliance with current and future environmental laws, including climate change laws; risks relating to increased activism and public opposition to fossil fuels and oil sands; risks and uncertainties associated with closing a transaction for the purchase or sale of a business, asset or oil and gas property, including estimates of the final consideration to be paid or received; the ability of counterparties to comply with their obligations in a timely manner; risks associated with joint arrangements in which the company has an interest; risks associated with land claims and Aboriginal consultation requirements; the risk that the company may be subject to litigation; the impact of technology and risks associated with developing and implementing new technologies; and the accuracy of cost estimates, some of which are provided at the conceptual or other preliminary stage of projects and prior to commencement or conception of the detailed engineering that is needed to reduce the margin of error and increase the level of accuracy. The foregoing important factors are not exhaustive.
Many of these risk factors and other assumptions related to Suncor’s forward-looking statements are discussed in further detail throughout this MD&A, and in the company’s 2021 annual MD&A, the 2021 AIF and Form 40-F on file with Canadian securities commissions at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov. Readers are also referred to the risk factors and assumptions described in other MD&As that Suncor files from time to time with securities regulatory authorities. Copies of these MD&As are available without charge from the company.
The forward-looking statements contained in this MD&A are made as of the date of this MD&A. Except as required by applicable securities laws, we assume no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing risks and assumptions affecting such forward-looking statements, whether as a result of new information, future events or otherwise.
50   2022 Third Quarter   Suncor Energy Inc.

Consolidated Statements of Comprehensive (Loss) Income
(unaudited)
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Revenues and Other Income

Operating revenues, net of royalties (note 3)	14 944	10 145	44 416	27 983

Other income (loss) (note 4)	113	68	196	(41)
	15 057	10 213	44 612	27 942
Expenses

Purchases of crude oil and products	6 089	3 891	16 125	9 721

Operating, selling and general	3 075	2 768	9 251	8 388

Transportation and distribution	467	368	1 228	1 099

Depreciation, depletion, amortization and impairment (note 10)	4 852	1 218	7 321	4 220

Exploration	6	11	51	31

Loss (gain) on disposal of assets (note 10)	65	(9)	53	(25)

Financing expenses (note 6)	982	652	1 805	992
	15 536	8 899	35 834	24 426
(Loss) Earnings before Income Taxes	(479)	1 314	8 778	3 516
Income Tax Expense (Recovery)

Current	952	386	3 380	898

Deferred	(822)	51	(938)	52
	130	437	2 442	950
Net (Loss) Earnings	(609)	877	6 336	2 566
Other Comprehensive Income

Items That May be Subsequently Reclassified to Earnings:

Foreign currency translation adjustment	286	61	216	(35)

Items That Will Not be Reclassified to Earnings:

Actuarial (loss) gain on employee retirement benefit plans, net of income taxes (note 12)	(63)	152	835	810
Other Comprehensive Income	223	213	1 051	775
Total Comprehensive (Loss) Income	(386)	1 090	7 387	3 341
Per Common Share (dollars) (note 7)

Net (loss) earnings – basic	(0.45)	0.59	4.52	1.71

Net (loss) earnings – diluted	(0.45)	0.59	4.51	1.71

Cash dividends	0.47	0.21	1.36	0.63
See accompanying notes to the condensed interim consolidated financial statements.
2022 Third Quarter   Suncor Energy Inc.   51

Consolidated Balance Sheets
(unaudited)
($ millions)	September 30 2022	December 31 2021
Assets

Current assets

Cash and cash equivalents	4 659	2 205

Accounts receivable	7 673	4 534

Inventories	5 157	4 110

Income taxes receivable	205	128

Assets held for sale (note 13)	1 083	—
Total current assets	18 777	10 977

Property, plant and equipment, net	58 825	65 546

Exploration and evaluation	2 253	2 226

Other assets	1 548	1 307

Goodwill and other intangible assets	3 519	3 523

Deferred income taxes	82	160
Total assets	85 004	83 739
Liabilities and Shareholders’ Equity

Current liabilities

Short-term debt	2 837	1 284

Current portion of long-term debt (note 6)	—	231

Current portion of long-term lease liabilities	305	310

Accounts payable and accrued liabilities	9 246	6 503

Current portion of provisions	487	779

Income taxes payable	1 267	1 292

Liabilities associated with assets held for sale (note 13)	761	—
Total current liabilities	14 903	10 399

Long-term debt (note 6)	13 496	13 989

Long-term lease liabilities	2 605	2 540

Other long-term liabilities (note 12)	1 304	2 180

Provisions (note 11)	6 232	8 776

Deferred income taxes	8 297	9 241

Equity	38 167	36 614
Total liabilities and shareholders’ equity	85 004	83 739
See accompanying notes to the condensed interim consolidated financial statements.
52   2022 Third Quarter   Suncor Energy Inc.

Consolidated Statements of Cash Flows
(unaudited)
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Operating Activities

Net (Loss) Earnings	(609)	877	6 336	2 566

Adjustments for:

Depreciation, depletion, amortization and impairment	4 852	1 218	7 321	4 220

Deferred income tax (recovery) expense	(822)	51	(938)	52

Accretion (note 6)	81	76	235	227

Unrealized foreign exchange loss (gain) on U.S. dollar denominated debt (note 6)	723	282	929	(88)

Change in fair value of financial instruments and trading inventory	196	52	(11)	(63)

Loss (gain) on disposal of assets (note 10)	65	(9)	53	(25)

Loss on extinguishment of long-term debt (note 6)	—	80	—	80

Share-based compensation	(29)	1	161	80

Settlement of decommissioning and restoration liabilities	(64)	(74)	(235)	(187)

Other	80	87	61	251

(Increase) decrease in non-cash working capital	(24)	2 077	(2 156)	2 036
Cash flow provided by operating activities	4 449	4 718	11 756	9 149
Investing Activities

Capital and exploration expenditures	(1 379)	(1 221)	(3 685)	(3 371)

Capital expenditures on assets held for sale	(38)	—	(93)	—

Proceeds from disposal of assets (note 10)	297	8	315	18

Other investments and acquisitions (note 10)	(17)	27	7	11

Decrease (increase) in non-cash working capital	151	(2)	217	185
Cash flow used in investing activities	(986)	(1 188)	(3 239)	(3 157)
Financing Activities

Net increase (decrease) in short-term debt	1 167	(1 155)	1 436	(2 061)

Repayment of long-term debt (note 6)	—	(1 030)	(1 539)	(2 080)

Issuance of long-term debt	—	—	—	1 423

Lease liability payments	(79)	(69)	(246)	(237)

Issuance of common shares under share option plans	12	—	462	3

Repurchase of common shares (note 8)	(1 030)	(704)	(4 410)	(1 665)

Distributions relating to non-controlling interest	(3)	(2)	(7)	(7)

Dividends paid on common shares	(638)	(309)	(1 896)	(943)
Cash flow used in financing activities	(571)	(3 269)	(6 200)	(5 567)
Increase in Cash and Cash Equivalents	2 892	261	2 317	425

Effect of foreign exchange on cash and cash equivalents	97	13	137	(1)

Cash and cash equivalents at beginning of period	1 670	2 035	2 205	1 885
Cash and Cash Equivalents at End of Period	4 659	2 309	4 659	2 309
Supplementary Cash Flow Information

Interest paid	155	143	625	635

Income taxes paid (received)	1 450	(523)	3 212	(605)
See accompanying notes to the condensed interim consolidated financial statements.
2022 Third Quarter   Suncor Energy Inc.   53

Consolidated Statements of Changes in Equity
(unaudited)
($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total	Number of Common Shares (thousands)
At December 31, 2020	25 144	591	877	9 145	35 757	1 525 151
Net earnings	—	—	—	2 566	2 566	—

Foreign currency translation adjustment	—	—	(35)	—	(35)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $255	—	—	—	810	810	—
Total comprehensive (loss) income	—	—	(35)	3 376	3 341	—

Issued under share option plans	3	—	—	—	3	100

Repurchase of common shares for cancellation (note 8)	(1 039)	—	—	(626)	(1 665)	(63 101)

Change in liability for share repurchase commitment	(132)	—	—	(78)	(210)	—

Share-based compensation	—	17	—	—	17	—

Dividends paid on common shares	—	—	—	(943)	(943)	—
At September 30, 2021	23 976	608	842	10 874	36 300	1 462 150
At December 31, 2021	23 650	612	814	11 538	36 614	1 441 251
Net earnings	—	—	—	6 336	6 336	—

Foreign currency translation adjustment	—	—	216	—	216	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $263 (note 12)	—	—	—	835	835	—
Total comprehensive income	—	—	216	7 171	7 387	—

Issued under share option plans	530	(62)	—	—	468	12 200

Common shares forfeited	—	—	—	—	—	(30)

Repurchase of common shares for cancellation (note 8)	(1 668)	—	—	(2 742)	(4 410)	(100 215)

Change in liability for share repurchase commitment (note 8)	15	—	—	(25)	(10)	—

Share-based compensation	—	14	—	—	14	—

Dividends paid on common shares	—	—	—	(1 896)	(1 896)	—
At September 30, 2022	22 527	564	1 030	14 046	38 167	1 353 206
See accompanying notes to the condensed interim consolidated financial statements.
54   2022 Third Quarter   Suncor Energy Inc.

Notes to the Consolidated Financial Statements
(unaudited)
1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS
Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Calgary, Alberta. Suncor’s operations include oil sands development, production and upgrading; offshore oil and gas; petroleum refining in Canada and the U.S.; and the company’s Petro-Canada retail and wholesale distribution networks (including Canada’s Electric HighwayTM, a coast-to-coast network of fast-charging electric vehicle stations). Suncor is developing petroleum resources while advancing the transition to a low-emissions future through investment in power, renewable fuels and hydrogen. Suncor also conducts energy trading activities focused principally on the marketing and trading of crude oil, natural gas, byproducts, refined products and power. Suncor has been recognized for its performance and transparent reporting on the Dow Jones Sustainability index, FTSE4Good and CDP. Suncor is also listed on the UN Global Compact 100 stock index. Suncor’s common shares (symbol: SU) are listed on the Toronto Stock Exchange (TSX) and New York Stock Exchange (NYSE).
The address of the company’s registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.
2. BASIS OF PREPARATION
(a) Statement of Compliance
These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards, specifically International Accounting Standard 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the audited consolidated financial statements of the company for the year ended December 31, 2021.
(b) Basis of Measurement
The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company’s audited consolidated financial statements for the year ended December 31, 2021.
(c) Functional Currency and Presentation Currency
These consolidated financial statements are presented in Canadian dollars, which is the company’s functional currency.
(d) Use of Estimates, Assumptions and Judgments
The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company’s audited consolidated financial statements for the year ended December 31, 2021.
(e) Income Taxes
The company recognizes the impacts of income tax rate changes in earnings in the period that the applicable rate change is enacted or substantively enacted.
2022 Third Quarter   Suncor Energy Inc.   55

Notes to the Consolidated Financial Statements
3. SEGMENTED INFORMATION
The company’s operating segments are reported based on the nature of their products and services and management responsibility.
Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation. Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings and comparative periods have been restated to reflect this change.
Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenues and Other Income

Gross revenues	5 251	3 705	1 012	744	9 597	6 304	9	5	15 869	10 758

Intersegment revenues	2 284	1 272	—	—	18	37	(2 302)	(1 309)	—	—

Less: Royalties	(829)	(504)	(96)	(109)	—	—	—	—	(925)	(613)

Operating revenues, net of royalties	6 706	4 473	916	635	9 615	6 341	(2 293)	(1 304)	14 944	10 145

Other income (loss)	70	76	88	4	(46)	(9)	1	(3)	113	68
	6 776	4 549	1 004	639	9 569	6 332	(2 292)	(1 307)	15 057	10 213
Expenses

Purchases of crude oil and products	778	442	—	—	7 879	4 710	(2 568)	(1 261)	6 089	3 891

Operating, selling and general	2 278	2 004	118	101	596	502	83	161	3 075	2 768

Transportation and distribution	338	277	19	23	120	79	(10)	(11)	467	368

Depreciation, depletion, amortization and impairment	4 463	1 098	141	(98)	207	193	41	25	4 852	1 218

Exploration	2	2	4	9	—	—	—	—	6	11

Loss (gain) on disposal of assets	(1)	—	65	—	1	(10)	—	1	65	(9)

Financing expenses	111	97	20	14	13	10	838	531	982	652
	7 969	3 920	367	49	8 816	5 484	(1 616)	(554)	15 536	8 899
(Loss) Earnings before Income Taxes	(1 193)	629	637	590	753	848	(676)	(753)	(479)	1 314

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	952	386

Deferred	—	—	—	—	—	—	—	—	(822)	51
	—	—	—	—	—	—	—	—	130	437
Net (Loss) Earnings	—	—	—	—	—	—	—	—	(609)	877
Capital and Exploration Expenditures(1)	1 048	935	132	64	165	142	34	80	1 379	1 221

(1)
Excludes capital expenditures related to assets held for sale of  $38 million for the three months ended September 30, 2022.

56   2022 Third Quarter   Suncor Energy Inc.

Nine months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate and Eliminations		Total
($ millions)	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenues and Other Income

Gross revenues(1)	17 261	10 766	3 246	2 240	27 614	16 210	32	20	48 153	29 236

Intersegment revenues(1)	6 506	3 198	—	—	95	82	(6 601)	(3 280)	—	—

Less: Royalties	(3 301)	(882)	(436)	(371)	—	—	—	—	(3 737)	(1 253)
Operating revenues, net of royalties	20 466	13 082	2 810	1 869	27 709	16 292	(6 569)	(3 260)	44 416	27 983

Other income (loss)	93	(5)	168	14	(121)	(48)	56	(2)	196	(41)
	20 559	13 077	2 978	1 883	27 588	16 244	(6 513)	(3 262)	44 612	27 942
Expenses

Purchases of crude oil and products(1)	1 792	1 037	—	—	20 746	11 697	(6 413)	(3 013)	16 125	9 721

Operating, selling and general	6 659	5 922	357	333	1 747	1 453	488	680	9 251	8 388

Transportation and distribution	918	833	67	95	270	202	(27)	(31)	1 228	1 099

Depreciation, depletion, amortization and impairment	6 847	3 348	(235)	195	618	610	91	67	7 321	4 220

Exploration	35	7	16	24	—	—	—	—	51	31

(Gain) loss on disposal of assets	(2)	—	65	—	(10)	(18)	—	(7)	53	(25)

Financing expenses	302	274	65	48	40	32	1 398	638	1 805	992
	16 551	11 421	335	695	23 411	13 976	(4 463)	(1 666)	35 834	24 426
Earnings (Loss) before Income Taxes	4 008	1 656	2 643	1 188	4 177	2 268	(2 050)	(1 596)	8 778	3 516

Income Tax Expense (Recovery)

Current	—	—	—	—	—	—	—	—	3 380	898

Deferred	—	—	—	—	—	—	—	—	(938)	52
	—	—	—	—	—	—	—	—	2 442	950
Net Earnings	—	—	—	—	—	—	—	—	6 336	2 566
Capital and Exploration Expenditures(2)	2 621	2 308	330	197	558	637	176	229	3 685	3 371

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with current period presentation. For the nine months ended September 30, 2022, gross revenues and purchases of crude oil and products decreased by $150 million, with no effect on net earnings.

(2)
Excludes capital expenditures related to assets held for sale of  $93 million for the nine months ended September 30, 2022.

2022 Third Quarter   Suncor Energy Inc.   57

Notes to the Consolidated Financial Statements
Disaggregation of Revenue from Contracts with Customers and Intersegment Revenue
The company derives revenue from the transfer of goods mainly at a point in time in the following major commodities, revenue streams and geographical regions:
Three months ended September 30	2022			2021
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel	4 993	—	4 993	3 354	—	3 354

Bitumen	2 542	—	2 542	1 623	—	1 623
	7 535	—	7 535	4 977	—	4 977
Exploration and Production

Crude oil and natural gas liquids	726	272	998	427	314	741

Natural gas	—	14	14	—	3	3
	726	286	1 012	427	317	744
Refining and Marketing

Gasoline	3 998	—	3 998	2 901	—	2 901

Distillate	4 677	—	4 677	2 559	—	2 559

Other	940	—	940	881	—	881
	9 615	—	9 615	6 341	—	6 341
Corporate and Eliminations
	(2 293)	—	(2 293)	(1 304)	—	(1 304)
Total Revenue from Contracts with Customers	15 583	286	15 869	10 441	317	10 758
Nine months ended September 30	2022			2021
($ millions)	North America	International	Total	North America	International	Total
Oil Sands

Synthetic crude oil and diesel(1)	17 222	—	17 222	9 995	—	9 995

Bitumen	6 545	—	6 545	3 969	—	3 969
	23 767	—	23 767	13 964	—	13 964
Exploration and Production

Crude oil and natural gas liquids	2 065	1 151	3 216	1 331	903	2 234

Natural gas	—	30	30	—	6	6
	2 065	1 181	3 246	1 331	909	2 240
Refining and Marketing

Gasoline	11 173	—	11 173	7 212	—	7 212

Distillate	13 650	—	13 650	6 876	—	6 876

Other	2 886	—	2 886	2 204	—	2 204
	27 709	—	27 709	16 292	—	16 292
Corporate and Eliminations(1)
	(6 569)	—	(6 569)	(3 260)	—	(3 260)
Total Revenue from Contracts with Customers	46 972	1 181	48 153	28 327	909	29 236

(1)
The company revised certain gross revenues and purchases of crude oil and products to align with current period presentation. For the nine months ended September 30, 2022, gross revenues and purchases of crude oil and products decreased by $150 million, with no effect on net earnings.

58   2022 Third Quarter   Suncor Energy Inc.

4. OTHER INCOME (LOSS)
Other income (loss) consists of the following:
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Energy trading and risk management	(40)	19	(95)	(143)

Investment and interest income	8	11	72	57

Insurance proceeds(1)	157	38	157	38

Other(2)	(12)	—	62	7
	113	68	196	(41)

(1)
The three and nine months ended September 30, 2022, includes $147 million of insurance proceeds related to the company’s assets in Libya, within the Exploration and Production segment, and $10 million of insurance proceeds for the secondary extraction facilities at Oil Sands Base Plant, within the Oil Sands Segment.

(2)
Nine months ended September 30, 2022, includes a US$50 million contingent consideration gain related to the sale of the company’s 26.69% working interest in the Golden Eagle Area Development in the fourth quarter of 2021, within the Exploration & Production segment, and an unrealized gain on an equity investment, within the Corporate segment.

5. SHARE-BASED COMPENSATION
The following table summarizes the share-based compensation expense for all plans recorded within operating, selling and general expense:
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Equity-settled plans	3	4	14	17

Cash-settled plans	(31)	(2)	304	180
	(28)	2	318	197
6. FINANCING EXPENSES
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Interest on debt	212	213	628	639

Interest on lease liabilities	40	40	124	122

Capitalized interest	(43)	(38)	(124)	(106)
Interest expense	209	215	628	655

Interest on partnership liability	12	13	38	39

Interest on pension and other post-retirement benefits	11	15	31	44

Accretion	81	76	235	227

Foreign exchange loss (gain) on U.S. dollar denominated debt	723	282	929	(88)

Operational foreign exchange and other	(54)	(29)	(56)	35

Loss on extinguishment of long-term debt	—	80	—	80
	982	652	1 805	992
Subsequent to the third quarter of 2022, the company executed a debt tender offer and as a result repaid approximately $3.6 billion of its various notes on October 7, 2022.
In the second quarter of 2022, the company completed an early redemption, at par, of its outstanding US$450 million 2.80% notes and US$550 million 3.10% notes, originally due in 2023 and 2025, respectively. The company also completed a partial redemption, at par, for US$10.2 million of its outstanding US$152 million 6.00% notes, due in 2042.
2022 Third Quarter   Suncor Energy Inc.   59

Notes to the Consolidated Financial Statements
In the first quarter of 2022, the company completed an early redemption of its outstanding US$182 million 4.50% notes, originally scheduled to mature in the second quarter of 2022.
During the third quarter of 2021, the company completed an early redemption of its US$750 million (book value of  $951 million) senior unsecured notes with coupon interest of 3.60% originally scheduled to mature on December 1, 2024 for US$822 million ($1 billion), including US$9 million ($11 million) of accrued interest, resulting in a debt extinguishment loss of  $80 million ($60 million after tax).
7. EARNINGS PER COMMON SHARE
	Three months ended September 30		Nine months ended September 30
($ millions)	2022	2021	2022	2021
Net (loss) earnings	(609)	877	6 336	2 566
(millions of common shares)
Weighted average number of common shares	1 364	1 477	1 401	1 501

Dilutive securities:

Effect of share options	2	—	3	—
Weighted average number of diluted common shares	1 366	1 477	1 404	1 501
(dollars per common share)
Basic (loss) earnings per share	(0.45)	0.59	4.52	1.71
Diluted (loss) earnings per share	(0.45)	0.59	4.51	1.71
8. NORMAL COURSE ISSUER BID
During the first quarter of 2022, the Toronto Stock Exchange (TSX) accepted a notice filed by Suncor to renew its normal course issuer bid (NCIB) to purchase the company’s common shares through the facilities of the TSX, New York Stock Exchange and/or alternative trading systems. The notice provided that, beginning February 8, 2022, and ending February 7, 2023, Suncor may purchase for cancellation up to 71,650,000 common shares, which is equal to approximately 5% of Suncor’s issued and outstanding common shares as at the date hereof.
During the second quarter of 2022, Suncor received approval from the TSX to amend its existing NCIB effective as of the close of markets on May 11, 2022, to increase the maximum number of common shares that may be repurchased in the period beginning February 8, 2022, and ending February 7, 2023, from 71,650,000 common shares, or approximately 5% of Suncor’s issued and outstanding common shares as at January 31, 2022, to 143,500,000, or approximately 10% of Suncor’s public float as at January 31, 2022. No other terms of the NCIB have been amended.
For the three months ended September 30, 2022, the company repurchased 25.0 million common shares under the 2022 renewed NCIB at an average price of  $41.20 per share, for a total repurchase cost of  $1.0 billion. For the nine months ended September 30, 2022, the company repurchased 7.1 million common shares under the previous 2021 NCIB and 93.1 million under the 2022 renewed NCIB at an average price of  $44.00 per share, for a total repurchase cost of  $4.4 billion.
The following table summarizes the share repurchase activities during the period:
	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2022	2021	2022	2021
Share repurchase activities (thousands of common shares)

Shares repurchased	25 003	28 112	100 215	63 101
Amounts charged to:

Share capital	419	463	1 668	1 039

Retained earnings	611	241	2 742	626
Share repurchase cost	1 030	704	4 410	1 665
60   2022 Third Quarter   Suncor Energy Inc.

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:
($ millions)	September 30 2022	December 31 2021
Amounts charged to:

Share capital	105	120

Retained earnings	135	110
Liability for share purchase commitment	240	230
9. FINANCIAL INSTRUMENTS
Derivative Financial Instruments
(a) Non-Designated Derivative Financial Instruments
The company uses derivative financial instruments, such as physical and financial contracts, to manage certain exposures to fluctuations in interest rates, commodity prices and foreign currency exchange rates, as part of its overall risk management program, as well as for trading purposes.
The changes in the fair value of non-designated derivatives are as follows:
($ millions)	Total
Fair value outstanding at December 31, 2021	(98)

Cash settlements – paid during the year	154

Changes in fair value recognized in earnings during the year	(101)
Fair value outstanding at September 30, 2022	(45)
(b) Fair Value Hierarchy
To estimate the fair value of derivatives, the company uses quoted market prices when available, or third-party models and valuation methodologies that utilize observable market data. In addition to market information, the company incorporates transaction-specific details that market participants would utilize in a fair value measurement, including the impact of non-performance risk. However, these fair value estimates may not necessarily be indicative of the amounts that could be realized or settled in a current market transaction. The company characterizes inputs used in determining fair value using a hierarchy that prioritizes inputs depending on the degree to which they are observable. The three levels of the fair value hierarchy are as follows:
•
Level 1 consists of instruments with a fair value determined by an unadjusted quoted price in an active market for identical assets or liabilities. An active market is characterized by readily and regularly available quoted prices where the prices are representative of actual and regularly occurring market transactions to assure liquidity.

•
Level 2 consists of instruments with a fair value that is determined by quoted prices in an inactive market, prices with observable inputs or prices with insignificant non-observable inputs. The fair value of these positions is determined using observable inputs from exchanges, pricing services, third-party independent broker quotes and published transportation tolls. The observable inputs may be adjusted using certain methods, which include extrapolation over the quoted price term and quotes for comparable assets and liabilities.

•
Level 3 consists of instruments with a fair value that is determined by prices with significant unobservable inputs. As at September 30, 2022, the company does not have any derivative instruments measured at fair value Level 3.

In forming estimates, the company utilizes the most observable inputs available for valuation purposes. If a fair value measurement reflects inputs of different levels within the hierarchy, the measurement is categorized based upon the lowest level of input that is significant to the fair value measurement.
The following table presents the company’s derivative financial instruments measured at fair value for each hierarchy level as at September 30, 2022:
($ millions)	Level 1	Level 2	Level 3	Total Fair Value
Accounts receivable	68	119	—	187

Accounts payable	(169)	(63)	—	(232)
	(101)	56	—	(45)
2022 Third Quarter   Suncor Energy Inc.   61

Notes to the Consolidated Financial Statements
During the third quarter of 2022, there were no transfers between Level 1 and Level 2 fair value measurements.
Non-Derivative Financial Instruments
At September 30, 2022, the carrying value of fixed-term debt accounted for under amortized cost was $13.5 billion (December 31, 2021 – $14.2 billion) and the fair value was $12.8 billion (December 31, 2021 – $17.4 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.
10. ASSET TRANSACTIONS AND VALUATIONS
Oil Sands
Fort Hills assets:
During the third quarter of 2022, the company continued commercial discussions to acquire an additional 21.3% working interest in the Fort Hills Energy L.P. (Fort Hills) from Teck Resources Limited (Teck). The company was also in the process of updating its long-range plan for Fort Hills, which incorporates lower gross production and increased operating costs per barrel for the next 36 months.
Subsequent to the third quarter of 2022, the company entered into an agreement, to acquire Teck’s interest in Fort Hills and its associated sales and logistics agreements for $1.0 billion, subject to working capital and other closing adjustments, bringing the company’s aggregate working interest to 75.4%. The transaction is expected to close in the first quarter of 2023, subject to regulatory approval and other closing conditions.
Management considered these indicators of impairment and performed an asset impairment test using recoverable amounts based on fair value less costs of disposal. An impairment charge of  $2.6 billion (net of taxes of  $0.8 billion) was recognized on its share of Fort Hills in the Oil Sands segment in the third quarter of 2022. An expected cash flow approach with the following asset specific assumptions (Level 3 fair value inputs – note 9) were applied:
•
The average annual after tax free cash flows for the 54.1% working interest are anticipated to be approximately $450 million per year for the first three years, with the balance of the recoverable value to be realized during the balance of the mine life; and

•
A long term WTI average forecast of US$60 (expressed in real dollars).

The recoverable amount of the Fort Hills CGU is $2.8 billion (net of taxes) as at September 30, 2022.
Exploration and Production
White Rose assets:
In the second quarter of 2022, the company announced that concurrent with the decision to restart the West White Rose project by the joint venture owners, Suncor increased its ownership in the White Rose asset by 12.5% to approximately 39% (previously approximately 26%). The decision to restart was driven by a revised royalty structure and development plan. The company received $38 million (net of taxes of  $12 million) in cash consideration to acquire the additional working interest, which was primarily allocated to the asset retirement obligation and property, plant and equipment of the project. As a result of these events, during the second quarter of 2022, the company performed an impairment reversal test on the White Rose CGU as the recoverable amount of this CGU was sensitive to the restart decision. The impairment reversal test was performed using a recoverable amount based on the fair value less cost of disposal. An expected cash flow approach was used with the key assumptions discussed below (Level 3 fair value inputs – note 9).
As a result of the impairment reversal test, the recoverable amounts were determined to be greater than the carrying values of the White Rose CGU and the company recorded an impairment reversal of  $542 million (net of taxes of  $173 million) on its previous share of the White Rose assets in the Exploration and Production segment. The recoverable amount was determined based on the following asset-specific assumptions:
•
Brent price forecast of US$85.00/bbl in 2023, US$68.00 in 2024 and US$69.00 in 2025, escalating at 2% per year thereafter over the life of the project to 2038 and adjusted for asset-specific location and quality differentials;

•
anticipated first oil for the West White Rose project in the first half of 2026 and the company’s share of production of approximately 9,800 bbls/d (based on its previous working interest of approximately 26%) over the life of the project;

•
the company’s share of future capital expenditures of  $1.5 billion, including the West White Rose expansion; and

•
risk-adjusted discount rate of 9.0% (after-tax).

No other indicators of impairment or reversals of impairment were identified at September 30, 2022.
62   2022 Third Quarter   Suncor Energy Inc.

Norway assets:
During the third quarter of 2022, the company completed the sale of its Norway assets, including its 30% working interest in Oda and its 17.5% working interest in the Fenja Development Joint Operations, for net proceeds of  $297 million (net of cash disposed of  $133 million), resulting in a $65 million loss related to closing adjustments and foreign exchange losses recognized as a result of the disposal of foreign operations. The company completed the sale on September 30, 2022 with an effective date of March 1, 2022. The Norway assets are reported in the Exploration and Production segment.
In the second quarter of 2022, the company reclassified the assets and liabilities related to its Norway operations as assets held for sale and performed an impairment test on the Norway assets held for sale as at June 30, 2022. The impairment test was performed using the lower of its carrying amount and fair value less costs to sell (Level 2 fair value inputs – note 9). As a result of the impairment test, the company recorded a $47 million charge related to the impairment on its share of the Norway operations, net of a $23 million deferred tax adjustment associated with the assets held for sale.
No other indicators of impairment or reversals of impairment were identified at September 30, 2022.
Terra Nova assets:
During the third quarter of 2021, the company recorded an impairment reversal of  $168 million (net of taxes of  $53 million) on its share of the Terra Nova assets in the Exploration and Production segment.
No other indicators of impairment or reversals of impairment were identified at September 30, 2022.
11. PROVISIONS
Suncor’s decommissioning and restoration provision decreased by $2.3 billion for the nine months ended September 30, 2022. The decrease was primarily due to an increase in the credit-adjusted risk-free interest rate to 5.40% (December 31, 2021 – 3.70%).
12. PENSIONS AND OTHER POST-RETIREMENT BENEFITS
For the nine months ended September 30, 2022, the actuarial gain on employee retirement benefit plans was $835 million (net of taxes of  $263 million), mainly due to an increase in the discount rate to 5.00% (December 31, 2021 – 2.90%).
13. ASSETS HELD FOR SALE
In the third quarter of 2022, the company reclassified the assets and liabilities related to its United Kingdom (U.K.) operations, including its interests in Buzzard and Rosebank located in the U.K. sector of the North Sea. The sales process is progressing, with a sale anticipated to close within the next twelve months. The U.K. operations are reported within the Exploration and Production segment.
The table below details the assets and liabilities held for sale as at September 30, 2022:
September 30
($ millions)	2022
Assets

Currents assets	110

Property, plant and equipment, net	539
Total Assets	649
Liabilities

Current liabilities	(208)

Provisions	(205)

Deferred income taxes	(156)
Total Liabilities	(569)
Net Assets	80
In the second quarter of 2022, the company reclassified the assets and liabilities related to its wind and solar assets as assets held for sale, including its interests in wind farms located in Alberta and Ontario, with the Forty Mile Wind and Solar Power Project currently under construction and expected to be completed and operational in 2022.
2022 Third Quarter   Suncor Energy Inc.   63

Notes to the Consolidated Financial Statements
Subsequent to the third quarter of 2022, the company reached an agreement for the sale of its wind and solar assets in the Corporate segment, for gross proceeds of approximately $730 million before closing adjustments and other closing costs. The sale is pending regulatory approval, and is expected to be completed in the first quarter of 2023.
The table below details the assets and liabilities held for sale as at September 30, 2022:
September 30
($ millions)	2022
Assets

Current assets	21

Property, plant and equipment, net	413
Total Assets	434
Liabilities

Current liabilities	(111)

Other long-term liabilities and provisions	(34)

Deferred income taxes	(47)
Total Liabilities	(192)
Net Assets	242
64   2022 Third Quarter   Suncor Energy Inc.

Supplemental Financial and Operating Information
Quarterly Financial Summary
(unaudited)
($ millions, except per share amounts)	For the Quarter Ended				Nine Months Ended			For the Year Ended
	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Sep 30 2022	Sep 30 2021	Dec 31 2021
Operating revenues, net of royalties(A)	14 944	16 135	13 337	11 149	10 145	44 416	27 983	39 132
(Loss) earnings before income taxes(B)

Oil Sands	(1 193)	2 892	2 309	1 169	629	4 008	1 656	2 825

Exploration and Production	637	1 361	645	603	590	2 643	1 188	1 791

Refining and Marketing	753	2 007	1 417	599	848	4 177	2 268	2 867

Corporate and Eliminations	(676)	(851)	(523)	(317)	(753)	(2 050)	(1 596)	(1 913)

Income tax expense	(130)	(1 413)	(899)	(501)	(437)	(2 442)	(950)	(1 451)
Net earnings	(609)	3 996	2 949	1 553	877	6 336	2 566	4 119
Adjusted operating earnings (loss)(B)(C)(D)

Oil Sands	2 195	2 872	2 256	1 172	635	7 323	1 657	2 829

Exploration and Production	555	716	645	376	369	1 916	967	1 343

Refining and Marketing	755	2 008	1 395	582	864	4 158	2 275	2 857

Corporate and Eliminations	47	(499)	(669)	(342)	(391)	(1 121)	(1 436)	(1 781)

Income tax expense included in adjusted operating earnings	(987)	(1 283)	(872)	(494)	(434)	(3 142)	(952)	(1 443)
Total	2 565	3 814	2 755	1 294	1 043	9 134	2 511	3 805
Adjusted funds from (used in) operations(B)(C)(D)

Oil Sands	3 257	4 231	3 414	2 459	1 745	10 902	5 116	7 575

Exploration and Production	894	841	724	565	521	2 459	1 386	1 951

Refining and Marketing	1 174	2 127	1 597	869	1 113	4 898	2 962	3 831

Corporate and Eliminations	100	(402)	(665)	(252)	(352)	(967)	(1 453)	(1 705)

Current income tax expense	(952)	(1 452)	(976)	(497)	(386)	(3 380)	(898)	(1 395)
Total	4 473	5 345	4 094	3 144	2 641	13 912	7 113	10 257
Change in non-cash working capital	(24)	(1 110)	(1 022)	(529)	2 077	(2 156)	2 036	1 507
Cash flow provided by operating activities	4 449	4 235	3 072	2 615	4 718	11 756	9 149	11 764
Per common share

Net (loss) earnings – basic	(0.45)	2.84	2.06	1.07	0.59	4.52	1.71	2.77

Net earnings – diluted	(0.45)	2.83	2.06	1.07	0.59	4.51	1.71	2.77

Adjusted operating earnings (loss)(C)(D)(E)	1.88	2.71	1.92	0.89	0.71	6.52	1.67	2.56

Cash dividends(E)	0.47	0.47	0.42	0.42	0.21	1.36	0.63	1.05

Adjusted funds from operations(C)(D)(E)	3.28	3.80	2.86	2.17	1.79	9.93	4.74	6.89

Cash flow provided by operating activities(E)	3.26	3.01	2.14	1.80	3.19	8.39	6.10	7.79
Capital and exploration expenditures (including capitalized interest)

Oil Sands	1 048	905	668	860	935	2 621	2 308	3 168

Exploration and Production(F)	132	115	83	73	64	330	197	270

Refining and Marketing	165	261	132	188	142	558	637	825

Corporate and Eliminations(G)	34	14	128	63	80	176	229	292
Total capital and exploration expenditures	1 379	1 295	1 011	1 184	1 221	3 685	3 371	4 555

(A)
The company revised the presentation of certain gross revenues and purchases of crude oil and products to align with the current period presentation. For the three months ended March 31, 2022, gross revenues and purchases of crude oil and products were decreased by $150 million, with no effect on net earnings.

(B)
Beginning in the first quarter of 2022, to align with how management evaluates segment performance, the company revised its segment presentation to reflect segment results before income tax expense and present tax at a consolidated level. This presentation change has no effect on consolidated net earnings (loss), adjusted operating earnings (loss) and adjusted funds from (used in) operations. Comparative periods have been restated to reflect this change. See the Income Tax section of the MD&A for a discussion on income taxes.

(C)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(D)
Beginning in the fourth quarter of 2021, the company revised the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish these non-GAAP financial measures from their respective comparable GAAP measures and better reflect the purpose of such measures. The composition of these measures remained unchanged and therefore no prior periods were restated.

(E)
Represents on a basic per share basis.

(F)
Excludes capital expenditures related to assets held for sale of  $7 million in the third quarter of 2022 and $41 million in the first nine months of 2022.

(G)
Excludes capital expenditures related to assets held for sale of  $31 million in the third quarter of 2022 and $52 million in the first nine months of 2022.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Third Quarter   Suncor Energy Inc.   65

Supplemental Financial and Operating Information (continued)
Quarterly Financial Summary
(unaudited)
	For the twelve months ended
	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021
Return on capital employed(A) (%)	17.5	19.4	12.7	8.6	4.5

Return on capital employed – excluding impairments and impairment reversals(A) (%)	21.0	18.2	12.4	8.2	4.9

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
66   2022 Third Quarter   Suncor Energy Inc.

Quarterly Operating Summary
(unaudited)
	For the Quarter Ended					Nine Months Ended		For the Year Ended
Oil Sands	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Sep 30 2022	Sep 30 2021	Dec 31 2021
Production volumes (mbbls/d)
Total Oil Sands bitumen production	764.1	760.7	827.7	787.4	713.7	783.9	764.6	770.3
Oil Sands – upgraded – net SCO and diesel

Oil Sands operations	268.8	294.0	333.8	332.7	221.0	298.5	291.1	301.6

Syncrude	136.3	189.0	181.5	182.3	184.5	168.7	161.7	167.0
Total Oil Sands – upgraded – net SCO and diesel production	405.1	483.0	515.3	515.0	405.5	467.2	452.8	468.6
Oil Sands – non-upgraded bitumen

Oil Sands operations	145.1	71.1	82.9	95.4	148.8	100.0	134.8	124.9

Fort Hills	95.8	87.4	87.5	55.5	50.8	90.3	49.1	50.7
Total Oil Sands – non-upgraded bitumen production	240.9	158.5	170.4	150.9	199.6	190.3	183.9	175.6
Total Oil Sands production volumes	646.0	641.5	685.7	665.9	605.1	657.5	636.7	644.2
Oil Sands sales volumes (mbbls/d)

Upgraded – net SCO and diesel	418.9	489.4	517.7	496.1	418.6	474.9	455.4	465.7

Non-upgraded bitumen	231.2	162.7	153.7	176.7	194.4	182.8	186.2	183.8
Total Oil Sands sales volumes	650.1	652.1	671.4	672.8	613.0	657.7	641.6	649.5
Oil Sands operations cash operating costs(1)(A) ($ millions)

Cash costs	995	966	922	952	884	2 883	2 651	3 603

Natural gas	162	182	189	193	135	533	361	554
	1 157	1 148	1 111	1 145	1 019	3 416	3 012	4 157
Oil Sands operations cash operating costs(1)(A) ($/bbl)*

Cash costs	25.50	28.20	23.80	23.40	25.20	25.75	22.20	22.45

Natural gas	4.15	5.30	4.90	4.70	3.85	4.75	3.00	3.45
	29.65	33.50	28.70	28.10	29.05	30.50	25.20	25.90
Fort Hills cash operating costs(1)(A) ($ millions)

Cash costs	208	211	203	214	177	622	492	706

Natural gas	18	30	25	19	14	73	39	58
	226	241	228	233	191	695	531	764
Fort Hills cash operating costs(1)(A) ($/bbl)*

Cash costs	23.60	26.40	25.90	41.85	38.00	25.25	36.75	38.20

Natural gas	2.05	3.80	3.10	3.70	2.90	2.95	2.95	3.15
	25.65	30.20	29.00	45.55	40.90	28.20	39.70	41.35
Syncrude cash operating costs(1)(A) ($ millions)

Cash costs	545	607	550	561	521	1 702	1 550	2 111

Natural gas	29	44	34	30	22	107	74	104
	574	651	584	591	543	1 809	1 624	2 215
Syncrude cash operating costs(1)(A) ($/bbl)*

Cash costs	40.25	33.95	32.65	31.80	29.75	35.30	34.25	33.55

Natural gas	2.15	2.45	2.05	1.70	1.30	2.20	1.65	1.65
	42.40	36.40	34.70	33.50	31.05	37.50	35.90	35.20

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Third Quarter   Suncor Energy Inc.   67

Quarterly Operating Summary (continued)
(unaudited)
	For the Quarter Ended					Nine Months Ended		For the Year Ended
Oil Sands Segment Operating Netbacks(A)(B)(C)	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Sep 30 2022	Sep 30 2021	Dec 31 2021
Non-upgraded bitumen ($/bbl)

Average price realized	86.34	119.97	102.78	67.47	65.53	100.87	56.50	59.16

Royalties	(11.41)	(19.71)	(15.17)	(9.50)	(7.99)	(14.92)	(4.26)	(5.53)

Transportation and distribution costs	(6.74)	(6.56)	(6.29)	(5.42)	(5.62)	(6.56)	(5.34)	(5.36)

Net operating expenses	(16.37)	(22.38)	(21.37)	(22.54)	(19.61)	(19.53)	(17.23)	(18.52)
Operating netback	51.82	71.32	59.95	30.01	32.31	59.86	29.67	29.75
Upgraded – net SCO and diesel ($/bbl)

Average price realized	124.30	141.39	118.80	93.87	84.80	128.24	77.96	82.24

Royalties	(15.20)	(26.57)	(16.60)	(10.64)	(9.33)	(19.63)	(5.32)	(6.75)

Transportation and distribution costs	(5.03)	(4.22)	(4.43)	(4.49)	(4.59)	(4.54)	(4.52)	(4.51)

Net operating expenses	(42.94)	(35.81)	(34.63)	(33.18)	(37.36)	(37.50)	(34.37)	(34.06)
Operating netback	61.13	74.79	63.14	45.56	33.52	66.57	33.75	36.92
Average Oil Sands segment ($/bbl)

Average price realized	110.80	136.08	115.13	86.94	78.69	120.65	71.73	75.71

Royalties	(13.85)	(24.87)	(16.28)	(10.36)	(8.91)	(18.33)	(5.01)	(6.41)

Transportation and distribution costs	(5.64)	(4.80)	(4.86)	(4.74)	(4.91)	(5.10)	(4.76)	(4.75)

Net operating expenses	(33.49)	(32.48)	(31.59)	(30.37)	(31.74)	(32.52)	(29.39)	(29.65)
Operating netback	57.82	73.93	62.40	41.47	33.13	64.70	32.57	34.90

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Netbacks are based on sales volumes. Impact of inventory write-down is excluded until product is sold.

(C)
Beginning in the first quarter of 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been restated to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.
68   2022 Third Quarter   Suncor Energy Inc.

Quarterly Operating Summary (continued)
(unaudited)
	For the Quarter Ended					Nine Months Ended		For the Year Ended
Exploration and Production	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Sep 30 2022	Sep 30 2021	Dec 31 2021
Production volumes

E&P Canada (mbbs/d)	47.5	52.9	51.2	47.6	54.4	50.6	56.6	54.4

E&P International (mboe/d)	30.6	25.8	29.2	29.8	39.1	28.4	34.3	33.1
Total production volumes (mboe/d)	78.1	78.7	80.4	77.4	93.5	79.0	90.9	87.5

Total sales volumes (mboe/d)	81.1	86.7	79.5	67.2	76.3	82.4	88.1	82.8
Operating netbacks(A)(B)

E&P Canada ($/bbl)

Average price realized	132.64	143.57	126.15	101.87	92.88	134.60	83.51	87.04

Royalties	(17.52)	(19.58)	(19.47)	(14.59)	(11.88)	(18.81)	(11.64)	(12.20)

Transportation and distribution costs	(2.27)	(3.33)	(4.02)	(3.45)	(2.65)	(3.15)	(2.08)	(2.34)

Operating costs	(13.85)	(13.36)	(13.15)	(13.42)	(12.87)	(13.47)	(11.34)	(11.74)
Operating netback	99.00	107.30	89.51	70.41	65.48	99.17	58.45	60.76
E&P International (excluding Libya) ($/boe)

Average price realized	140.96	130.38	116.25	102.80	89.19	128.53	79.67	84.76

Transportation and distribution costs	(3.67)	(2.54)	(2.65)	(2.66)	(3.90)	(2.92)	(2.58)	(2.60)

Operating costs	(9.95)	(10.96)	(8.79)	(10.19)	(10.30)	(9.88)	(10.47)	(10.40)
Operating netback	127.34	116.88	104.81	89.95	74.99	115.73	66.62	71.76

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Netbacks are based on sales volumes.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Third Quarter   Suncor Energy Inc.   69

Quarterly Operating Summary (continued)
(unaudited)
	For the Quarter Ended					Nine Months Ended		For the Year Ended
Refining and Marketing	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Sep 30 2022	Sep 30 2021	Dec 31 2021
Refined product sales (mbbls/d)	577.3	536.9	551.9	550.1	551.5	555.4	521.1	528.4

Crude oil processed (mbbls/d)	466.6	389.3	436.5	447.0	460.3	430.9	404.8	415.5

Rack forward sales volume (ML)	5 688	5 165	5 180	5 359	5 414	16 033	15 071	20 430

Utilization of refining capacity (%)	100	84	94	96	99	92	87	89
Refining and marketing gross margin – first-in, first-out (FIFO) ($/bbl)(A)	37.45	76.85	53.20	33.60	35.75	54.65	38.10	36.85

Refining and marketing gross margin – last-in, first-out (LIFO) ($/bbl)(A)	50.45	62.85	35.95	30.00	33.80	49.25	31.25	30.90

Rack forward gross margin (cpl)(A)(B)	6.35	5.45	7.35	6.40	7.10	6.35	7.35	7.10

Refining operating expense ($/bbl)(A)	6.80	7.15	6.25	6.10	5.45	6.70	5.90	5.95

Rack forward operating expense (cpl)(A)(B)	2.70	3.00	2.95	2.95	2.80	2.90	2.90	2.90
Eastern North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	111.7	101.2	106.9	113.5	114.1	106.6	109.1	110.2

Distillate	100.5	80.3	99.8	103.1	93.7	93.5	91.9	94.7
Total transportation fuel sales	212.2	181.5	206.7	216.6	207.8	200.1	201.0	204.9

Petrochemicals	9.7	10.2	10.6	13.8	10.3	10.2	11.9	12.4

Asphalt	24.2	16.2	14.8	20.6	22.4	18.4	17.0	17.9

Other	18.0	41.7	30.1	21.2	21.7	29.9	20.9	21.0
Total refined product sales	264.1	249.6	262.2	272.2	262.2	258.6	250.8	256.2
Crude oil supply and refining

Processed at refineries (mbbls/d)	211.9	191.4	209.6	214.3	212.3	204.3	198.9	202.8

Utilization of refining capacity (%)	95	86	94	97	96	92	90	91
Western North America

Refined product sales (mbbls/d)

Transportation fuels

Gasoline	122.9	116.8	119.3	119.2	122.4	119.7	114.3	115.6

Distillate	151.3	149.6	154.5	134.8	140.1	151.8	133.5	133.8
Total transportation fuel sales	274.2	266.4	273.8	254.0	262.5	271.5	247.8	249.4

Asphalt	17.8	12.3	7.0	10.1	13.8	12.4	9.6	9.7

Other	21.2	8.6	8.9	13.8	13.0	12.9	12.9	13.1
Total refined product sales	313.2	287.3	289.7	277.9	289.3	296.8	270.3	272.2
Crude oil supply and refining

Processed at refineries (mbbls/d)	254.7	197.9	226.9	232.7	248.0	226.6	205.9	212.7

Utilization of refining capacity (%)	104	81	93	95	102	93	84	87

(A)
Contains non-GAAP financial measures. See the Quarterly Operating Metrics Reconciliation and the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
In Q2 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor’s integrated model and align with how management evaluates the performance of the business. Rack forward encompasses Suncor’s retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company’s transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

See accompanying footnotes and definitions to the quarterly operating summaries.
70   2022 Third Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation
(unaudited)
Oil Sands Operating Netbacks(A)(B)(C)
($ millions, except per barrel amounts)
	September 30, 2022			June 30, 2022
For the quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	2 299	4 407	6 706	1 929	5 346	7 275

Add: royalties	243	586	829	292	1 195	1 487
Operating revenues	2 542	4 993	7 535	2 221	6 541	8 762

Other (loss) income	74	(4)	70	(4)	20	16

Purchases of crude oil and products	(634)	(144)	(778)	(467)	(94)	(561)

Gross realization adjustment(2)	(145)	(52)		27	(105)
Gross realization	1 837	4 793		1 777	6 362

Royalties	(243)	(586)	(829)	(292)	(1 195)	(1 487)

Transportation and distribution	(143)	(195)	(338)	(97)	(190)	(287)

Operating, selling and general (OS&G)	(536)	(1 742)	(2 278)	(311)	(1 858)	(2 169)

OS&G adjustment(3)	188	87		(20)	246
Net operating expenses	(348)	(1 655)		(331)	(1 612)
Operating netback	1 103	2 357		1 057	3 365

Sales volumes (mbbls)	21 272	38 561		14 808	44 992
Operating netback per barrel	51.82	61.13		71.32	74.79
	March 31, 2022			December 31, 2021
For the quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	1 571	4 914	6 485	1 344	3 971	5 315

Add: royalties	211	774	985	155	486	641
Operating revenues	1 782	5 688	7 470	1 499	4 457	5 956

Other (loss) income	(37)	44	7	7	4	11

Purchases of crude oil and products	(390)	(63)	(453)	(320)	(87)	(407)

Gross realization adjustment(2)	67	(136)		(88)	(92)
Gross realizations	1 422	5 533		1 098	4 282

Royalties	(211)	(774)	(985)	(155)	(486)	(641)

Transportation and distribution	(87)	(206)	(293)	(88)	(205)	(293)

OS&G	(364)	(1 848)	(2 212)	(434)	(1 700)	(2 134)

OS&G adjustment(3)	68	236		67	186
Net operating expenses	(295)	(1 613)		(367)	(1 514)
Operating netback	829	2 940		488	2 077

Sales volumes (mbbls)	13 830	46 592		16 260	45 644
Operating netback per barrel	59.95	63.14		30.01	45.56

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Impact of inventory write-down is excluded until product is sold.

(C)
Beginning in the first quarter of 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been restated to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Third Quarter   Suncor Energy Inc.   71

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)(C)
($ millions, except per barrel amounts)
	September 30, 2021
For the quarter ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	1 478	2 995	4 473

Add: royalties	145	359	504
Operating revenues	1 623	3 354	4 977

Other (loss) income	1	75	76

Purchases of crude oil and products	(387)	(55)	(442)

Gross realization adjustment(2)	(65)	(109)
Gross realizations	1 172	3 265

Royalties	(145)	(359)	(504)

Transportation and distribution	(100)	(177)	(277)

OS&G	(422)	(1 582)	(2 004)

OS&G adjustment(3)	73	143
Net operating expenses	(349)	(1 439)
Operating netback	578	1 290

Sales volumes (mbbls)	17 888	38 507
Operating netback per barrel	32.31	33.52

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Impact of inventory write-down is excluded until product is sold.

(C)
Beginning in the first quarter of 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been restated to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.
72   2022 Third Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Oil Sands Operating Netbacks(A)(B)(C)
($ millions, except per barrel amounts)
	September 30, 2022			September 30, 2021
Year to date	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	5 799	14 667	20 466	3 748	9 334	13 082

Add: royalties	746	2 555	3 301	221	661	882
Operating revenues	6 545	17 222	23 767	3 969	9 995	13 964

Other (loss) income	33	60	93	(63)	58	(5)

Purchases of crude oil and products	(1 491)	(301)	(1 792)	(911)	(126)	(1 037)

Gross realization adjustment(2)	(51)	(293)		(122)	(233)
Gross realizations	5 036	16 688		2 873	9 694

Royalties	(746)	(2 555)	(3 301)	(221)	(661)	(882)

Transportation and distribution	(327)	(591)	(918)	(271)	(562)	(833)

OS&G	(1 211)	(5 448)	(6 659)	(1 107)	(4 815)	(5 922)

OS&G adjustment(3)	236	569		231	542
Net operating expenses	(975)	(4 879)		(876)	(4 273)
Operating netback	2 988	8 663		1 505	4 198

Sales volumes (mbbls)	49 910	130 145		50 834	124 339
Operating netback per barrel	59.86	66.57		29.67	33.75
	December 31, 2021
For the year ended	Non- Upgraded Bitumen	Upgraded – Net SCO and Diesel	Oil Sands Segment
Operating revenues, net of royalties	5 092	13 305	18 397

Add: royalties	376	1 147	1 523
Operating revenues	5 468	14 452	19 920

Other (loss) income	(56)	62	6

Purchases of crude oil and products	(1 231)	(213)	(1 444)

Gross realization adjustment(2)	(210)	(325)
Gross realizations	3 971	13 976

Royalties	(376)	(1 147)	(1 523)

Transportation and distribution	(359)	(767)	(1 126)

OS&G	(1 541)	(6 515)	(8 056)

OS&G adjustment(3)	299	728
Net operating expenses	(1 242)	(5 787)
Operating netback	1 994	6 275

Sales volumes (mbbls)	67 094	169 983
Operating netback per barrel	29.75	36.92

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Impact of inventory write-down is excluded until product is sold.

(C)
Beginning in the first quarter of 2022, to align with how management evaluates performance and to better align with the calculation methodology of Oil Sands cash operating costs, another non-GAAP financial measure used by the company, the company revised its calculation of net operating expenses included in Oil Sands operating netbacks. Comparative periods have been restated to reflect this change.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Third Quarter   Suncor Energy Inc.   73

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)
($ millions, except per barrel amounts)
	September 30, 2022				June 30, 2022
For the quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues, net of royalties	280	630	6	916	292	670	64	1 026

Add: royalties	—	96	—	96	—	106	87	193
Operating revenues	280	726	6	1 012	292	776	151	1 219

Royalties	—	(96)	—	(96)	—	(106)	(87)	(193)

Transportation and distribution	(7)	(12)	—	(19)	(6)	(19)	—	(25)

OS&G	(26)	(85)	(7)	(118)	(32)	(87)	(12)	(131)

Non-production costs(6)	5	9			7	14
Operating netback	252	542			261	578

Sales volumes (mboe)	1 984	5 475			2 240	5 404
Operating netback per barrel	127.34	99.00			116.88	107.30
	March 31, 2022				December 31, 2021
For the quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues, net of royalties	272	476	120	868	215	324	92	631

Add: royalties	—	87	60	147	—	54	53	107
Operating revenues	272	563	180	1 015	215	378	145	738

Royalties	—	(87)	(60)	(147)	—	(54)	(53)	(107)

Transportation and distribution	(6)	(17)	—	(23)	(6)	(11)	—	(17)

OS&G	(31)	(72)	(5)	(108)	(28)	(61)	(7)	(96)

Non-production costs(6)	9	14			8	11
Operating netback	244	401			189	263

Sales volumes (mboe)	2 336	4 460			2 111	3 724
Operating netback per barrel	104.81	89.51			89.95	70.41
	September 30, 2021
For the quarter ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues, net of royalties	185	372	78	635

Add: royalties	—	55	54	109
Operating revenues	185	427	132	744

Royalties	—	(55)	(54)	(109)

Transportation and distribution	(8)	(13)	(2)	(23)

OS&G	(29)	(66)	(6)	(101)

Non-production costs(6)	7	9
Operating netback	155	302

Sales volumes (mboe)	2 058	4 613
Operating netback per barrel	74.99	65.48

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
74   2022 Third Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Exploration and Production Operating Netbacks(A)
($ millions, except per barrel amounts)
	September 30, 2022				September 30, 2021
Year to date	E&P International	E&P Canada	Other(4)(5)	E&P Segment	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues, net of royalties	844	1 776	190	2 810	600	1 123	146	1 869

Add: royalties	—	289	147	436	—	183	188	371
Operating revenues	844	2 065	337	3 246	600	1 306	334	2 240

Royalties	—	(289)	(147)	(436)	—	(183)	(188)	(371)

Transportation and distribution	(19)	(48)	—	(67)	(19)	(33)	(43)	(95)

OS&G	(89)	(244)	(24)	(357)	(105)	(207)	(21)	(333)

Non-production costs(6)	21	37			25	32
Operating netback	757	1 521			501	915

Sales volumes (mboe)	6 560	15 339			7 505	15 662
Operating netback per barrel	115.73	99.17			66.62	58.45
	December 31, 2021
For the year ended	E&P International	E&P Canada	Other(4)(5)	E&P Segment
Operating revenues, net of royalties	815	1 447	238	2 500

Add: royalties	—	237	241	478
Operating revenues	815	1 684	479	2 978

Royalties	—	(237)	(241)	(478)

Transportation and distribution	(25)	(44)	(43)	(112)

OS&G	(133)	(268)	(28)	(429)

Non-production costs(6)	33	43
Operating netback	690	1 178

Sales volumes (mboe)	9 616	19 386
Operating netback per barrel	71.76	60.76

(A)
Non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Third Quarter   Suncor Energy Inc.   75

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Refining and Marketing
($ millions, except as noted)
	For the Quarter Ended				Nine Months Ended			For the Year Ended
Refining and marketing gross margin reconciliation	Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Sep 30 2022	Sep 30 2021	Dec 31 2021
Operating revenues	9 615	10 239	7 855	6 623	6 341	27 709	16 292	22 915

Purchases of crude oil and products	(7 879)	(7 385)	(5 482)	(5 110)	(4 710)	(20 746)	(11 697)	(16 807)
	1 736	2 854	2 373	1 513	1 631	6 963	4 595	6 108

Other (loss) income	(46)	35	(110)	(2)	(9)	(121)	(48)	(50)

Non-refining and marketing margin(7)	(4)	(6)	(13)	(14)	(13)	(23)	(40)	(54)
Refining and marketing gross margin – FIFO(A)	1 686	2 883	2 250	1 497	1 609	6 819	4 507	6 004

Refinery production (mbbls)(8)	45 000	37 517	42 311	44 575	45 026	124 828	118 287	162 862
Refining and marketing gross margin – FIFO ($/bbl)(A)	37.45	76.85	53.20	33.60	35.75	54.65	38.10	36.85
FIFO and risk management activities adjustment(B)	585	(525)	(729)	(161)	(91)	(669)	(811)	(972)
Refining and marketing gross margin – LIFO(A)(B)	2 271	2 358	1 521	1 336	1 518	6 150	3 696	5 032
Refining and marketing gross margin – LIFO ($/bbl)(A)(B)(C)	50.45	62.85	35.95	30.00	33.80	49.25	31.25	30.90
Rack forward gross margin(D)

Refining and marketing gross margin – FIFO(A)	1 686	2 883	2 250	1 497	1 609	6 819	4 507	6 004

Refining and supply gross margin	(1 326)	(2 602)	(1 869)	(1 154)	(1 225)	(5 797)	(3 396)	(4 550)
Rack forward gross margin(A)(9)	360	281	381	343	384	1 022	1 111	1 454

Sales volume (ML)	5 688	5 165	5 180	5 359	5 414	16 033	15 071	20 430

Rack forward gross margin (cpl)(A)	6.35	5.45	7.35	6.40	7.10	6.35	7.35	7.10
Refining and rack forward operating expense reconciliation

Operating, selling and general	596	592	559	566	502	1 747	1 453	2 019

Less: Rack forward operating expense(A)(D)(10)	154	156	153	159	151	463	435	594

Less: Other operating expenses(11)	137	167	141	135	105	445	322	457
Refining operating expense(A)	305	269	265	272	246	839	696	968

Refinery production (mbbls)(8)	45 000	37 517	42 311	44 575	45 026	124 828	118 287	162 862
Refining operating expense ($/bbl)(A)	6.80	7.15	6.25	6.10	5.45	6.70	5.90	5.95
Sales volume (ML)	5 688	5 165	5 180	5 359	5 414	16 033	15 071	20 430

Rack forward operating expense (cpl)(A)(D)	2.70	3.00	2.95	2.95	2.80	2.90	2.90	2.90

(A)
Non-GAAP financial measures or contains non-GAAP financial measures. See the Operating Summary Information – Non-GAAP Financial Measures section of this Quarterly Report.

(B)
Refining and marketing margin – LIFO excludes the impact of risk management activities.

(C)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(D)
In Q2 2021, the company began disclosing refinery rack forward margin and operating expenses to increase transparency into Suncor’s integrated model and align with how management evaluates the performance of the business. Rack forward encompasses Suncor’s retail and wholesale business. As an integrated oil and gas company, transfer prices are used to attribute margin to the value chain. The company’s transfer prices affecting the refining, supply and rack forward businesses employ replacement cost methodology, which may differ from those subject to supply agreements negotiated by independent market participants. Rack forward margins may include any incremental location differentials above replacement supply cost, as well as the applicable retail and wholesale channel margins generated within those markets.

See accompanying footnotes and definitions to the quarterly operating summaries.
76   2022 Third Quarter   Suncor Energy Inc.

Quarterly Operating Metrics Reconciliation (continued)
(unaudited)
Refining and Marketing
Suncor custom 5-2-2-1 index(A)(12)
(US$/bbl, except as noted)		For the Quarter Ended				Nine Months Ended			For the Year Ended
(average for the quarter and year ended)		Sep 30 2022	Jun 30 2022	Mar 31 2022	Dec 31 2021	Sep 30 2021	Sep 30 2022	Sep 30 2021	Dec 31 2021
WTI crude oil at Cushing		91.65	108.40	94.40	77.15	70.55	98.15	64.85	67.95

SYN crude oil at Edmonton		100.45	114.45	93.10	75.35	68.95	102.70	63.25	66.30

WCS at Hardisty		71.75	95.60	79.80	62.50	56.95	82.35	52.35	54.90
New York Harbor 2-1-1 crack(B)		46.70	60.05	28.25	20.65	20.90	45.05	18.95	19.40

Chicago 2-1-1 crack(B)		43.30	49.40	20.20	16.90	20.45	37.75	18.05	17.75
Product value

New York Harbor 2-1-1 crack(C)	40%	55.35	67.40	49.05	39.10	36.60	57.30	33.50	34.95

Chicago 2-1-1 crack(D)	40%	54.00	63.10	45.85	37.60	36.40	54.35	33.15	34.30

WTI	20%	18.35	21.70	18.90	15.45	14.10	19.65	12.95	13.60

Seasonality factor		5.00	5.00	6.50	6.50	5.00	5.50	5.50	5.75
		132.70	157.20	120.30	98.65	92.10	136.80	85.10	88.60
Crude value

SYN	40%	40.20	45.80	37.25	30.15	27.60	41.10	25.30	26.50

WCS	40%	28.70	38.25	31.90	25.00	22.80	32.95	20.95	21.95

WTI	20%	18.35	21.70	18.90	15.45	14.10	19.65	12.95	13.60
		87.25	105.75	88.05	70.60	64.50	93.70	59.20	62.05
Suncor custom 5-2-2-1 index		45.45	51.45	32.25	28.05	27.60	43.10	25.90	26.55
Suncor custom 5-2-2-1 index (Cdn$/bbl)(A)		59.35	65.70	40.85	35.35	34.80	55.30	32.40	33.30

(A)
The Suncor 5-2-2-1 index is most comparable to the company’s realized refining and marketing margin presented on a LIFO basis.

(B)
2-1-1 crack spreads are indicators of the refining margin generated by converting two barrels of WTI into one barrel of gasoline and one barrel of diesel.

(C)
Product value of the New York Harbor 2-1-1 crack is calculated by adding the values of the New York Harbor 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

(D)
Product value of the Chicago 2-1-1 crack is calculated by adding the values of the Chicago 2-1-1 crack and WTI, multiplying it by 40% and rounding to the nearest nickel.

See accompanying footnotes and definitions to the quarterly operating summaries.
2022 Third Quarter   Suncor Energy Inc.   77

Operating Summary Information
Non-GAAP Financial Measures
Certain financial measures in this document – namely adjusted operating earnings (loss), adjusted funds from (used in) operations, Oil Sands operations cash operating costs, Fort Hills cash operating costs, Syncrude cash operating costs, refining and marketing gross margin, rack forward gross margin, refining operating expense, rack forward operating expense and operating netbacks – are not prescribed by generally accepted accounting principles (GAAP). Suncor uses this information to analyze business performance, leverage and liquidity and includes these financial measures because investors may find such measures useful on the same basis. These non-GAAP financial measures do not have any standardized meaning and, therefore, are unlikely to be comparable to similar measures presented by other companies. The additional information should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.
Adjusted operating earnings (loss), Oil Sands operations cash operating costs, Fort Hills cash operating costs and Syncrude cash operating costs are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Consolidated Financial Information and Segment Results and Analysis sections of each respective quarterly Report to Shareholders in respect of the relevant quarter (Quarterly Reports). Adjusted funds from (used in) operations is defined and reconciled to GAAP measures in the Non-GAAP Financial Measures Advisory section of each respective Quarterly Report. Refining and marketing gross margin, rack forward gross margin, refining operating expense and rack forward operating expense are defined in the Non-GAAP Financial Measures Advisory section and reconciled to GAAP measures in the Operating Metrics Reconciliation section of each respective Quarterly Report. Operating netbacks are defined below and are reconciled to GAAP measures in the Quarterly Operating Metrics Reconciliation section of each respective Quarterly Report. The remainder of the non-GAAP financial measures not otherwise mentioned in this paragraph are defined and reconciled in this Quarterly Report.
Beginning in the fourth quarter of 2021, the company changed the label of operating earnings (loss) and funds from (used in) operations to adjusted operating earnings (loss) and adjusted funds from (used in) operations respectively, to better distinguish the non-GAAP financial measures from the comparable GAAP measures and better reflect the purpose of the measures. The composition of the measures remains unchanged and therefore no prior periods were restated.
Oil Sands Operating Netbacks
Oil Sands operating netbacks are a non-GAAP measure, presented on a crude product and sales barrel basis, and are derived from the Oil Sands segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses Oil Sands operating netbacks to measure crude product profitability on a sales barrel basis.
Exploration and Production (E&P) Operating Netbacks
E&P operating netbacks are a non-GAAP measure, presented on an asset location and sales barrel basis, and are derived from the E&P segmented statement of net earnings (loss), after adjusting for items not directly attributable to the revenues and costs associated with production and delivery. Management uses E&P operating netbacks to measure asset profitability by location on a sales barrel basis.
Definitions
(1)
Cash operating costs are calculated by adjusting Oil Sands segment OS&G expense for i) non-production costs that management believes do not relate to production performance, including, but not limited to, share-based compensation adjustments, research costs, safe-mode costs associated with the deferral of capital projects, additional costs incurred in response to the COVID-19 pandemic, adjustments to reflect the cost of internal transfers in the receiving asset at the cost of production and the expense recorded as part of a non-monetary arrangement involving a third-party processor; ii) revenues associated with excess capacity, including excess power generated and sold that is recorded in operating revenue; and iii) project startup costs. Oil Sands operations and Syncrude production volumes are gross of internally consumed diesel and feedstock transfers between assets through the interconnecting pipelines. Oil Sands operations, Fort Hills and Syncrude cash operating costs are reconciled in the Segment Results and Analysis – Oil Sands section of this MD&A. Management uses cash operating costs to measure operating performance.

(2)
Reflects the items not directly attributed to revenues received from the sale of proprietary crude and net non-proprietary activity at its deemed point of sale.

(3)
Reflects adjustments for general and administrative costs not directly attributed to the production of each crude product type, as well as the revenues associated with excess power from cogeneration units.

(4)
Reflects other E&P assets, such as Libya, for which netbacks are not provided.

(5)
Production from the company’s Libya operations has been presented in this document on an economic basis. Revenue and royalties from the company’s Libya operations are presented under the working-interest basis, which is required for presentation purposes in the company’s financial statements. Under the working-interest basis, revenue includes a gross-up amount with offsetting amounts presented in royalties in the E&P segment and income tax expense reported at the total consolidated level.

(6)
Reflects adjustments for general and administrative costs not directly attributed to production.

(7)
Reflects adjustments for intersegment marketing fees.

78   2022 Third Quarter   Suncor Energy Inc.

(8)
Refinery production is the output of the refining process and differs from crude oil processed as a result of volumetric adjustments for non-crude feedstock, volumetric gain associated with the refining process and changes in unfinished product inventories.

(9)
Rack forward operating revenues, other income less purchases of crude oil and products.

(10)
Rack forward operating expense reflects operating, selling and general expenses associated with retail and wholesale operations.

(11)
Reflects operating, selling and general expenses associated with the company’s ethanol businesses and certain general and administrative costs not directly attributable to refinery production.

(12)
The custom 5-2-2-1 index is designed to represent Suncor’s Refining and Marketing business based on publicly available pricing data and approximates the gross margin on five barrels of crude oil of varying grades that is refined to produce two barrels of both gasoline and distillate and one barrel of secondary product. The index is a single value that is calculated by taking the product value of refined products less the crude value of refinery feedstock incorporating the company’s refining, product supply and rack forward businesses, but excluding the impact of first-in, first-out accounting. The product value is influenced by New York Harbor 2-1-1 crack, Chicago 2-1-1 crack, WTI benchmarks and seasonal factors. The seasonal factor is an estimate and reflects the location, quality and grade differentials for refined products sold in the company’s core markets during the winter and summer months. The crude value is influenced by SYN, WCS and WTI benchmarks.

Explanatory Notes
*
Users are cautioned that the Oil Sands operations, Fort Hills and Syncrude cash operating costs per barrel measures may not be fully comparable to one another or to similar information calculated by other entities due to the differing operations of each entity as well as other entities’ respective accounting policy choices.

Abbreviations
bbl	– barrel
bbls/d	– barrels per day
mbbls	– thousands of barrels
mbbls/d	– thousands of barrels per day
boe	– barrels of oil equivalent
boe/d	– barrels of oil equivalent per day
mboe	– thousands of barrels of oil equivalent
mboe/d	– thousands of barrels of oil equivalent per day
cpl	– cents per litre
ML	– million litres
WTI	– West Texas Intermediate
SYN	– Synthetic crude oil benchmark
WCS	– Western Canadian Select
Metric Conversion
1 m3 (cubic metre) = approximately 6.29 barrels
2022 Third Quarter   Suncor Energy Inc.   79